FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 9, 2006

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years ending in calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

Item	Page

Press Release of the Company dated March 9, 2006 announcing the Company’s financial results for the fiscal year ended December 31, 2005 and including Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2005 filed on the SEDAR system in Canada on March 8, 2006	28

Signature	69

Biomira Company Contacts:

Edward Taylor
Vice President Finance & Chief Financial Officer
780-490-2806

U.S. Media Contact:	U.S. Investor Contact:
Jonathan Birt	John Capodanno
Financial Dynamics	Financial Dynamics
212-850-5634	212-850-5705
jbirt@fd-us.com	jcapodanno@fd-us.com

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA INC. ANNOUNCES YEAR-END RESULTS

EDMONTON, ALBERTA, CANADA - March 9, 2006 - Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) today reported financial results for the fiscal year ended December 31, 2005. Results are reported in Canadian dollars with a December 31, 2005 rate of $1.00 Canadian equaling $0.86 U.S.

Highlights:
•
In January 2006, we announced the signing of a letter of intent to amend the agreements governing the collaboration between Biomira and Merck for L‑BLP25. Under the letter of intent, approved by the Boards of both Companies, Merck will take over administrative and financial responsibility for the development and commercialization of L‑BLP25, including the planned phase 3 trial in NSCLC. Merck also plans to investigate the use of L‑BLP25 to treat other types of cancer. All future development, regulatory, commercialization and marketing costs for L‑BLP25 (including the planned phase 3 trial, but excluding the Canadian territory) will be borne exclusively by Merck effective March 1, 2006.

•
Biomira conducts a phase 2, single-arm, multi-centre, open label study of L‑BLP25. The trial assessed the safety of the formulation of L‑BLP25 that is expected to be used in the upcoming phase 3 study, finding there were no safety concerns with the reformulated vaccine.

•	The start of the planned L‑BLP25 phase 3 study is delayed to address an accelerated stability issue discovered during the manufacturing process. This issue has now been addressed.
•	Biomira arranges a U.S. $16.07 million financing, which closed at the end of January, 2006.
•	Dr. Christopher S. Henney join’s Biomira’s Board of Directors.
•	Biomira exercises its put option in relationship to Prima BioMed, acquiring a 1.62 per cent equity stake in the Company.

Financial Update
Consolidated net losses for the years 2005, 2004, and 2003 were $19.0 million, $12.2 million, and $19.0 million, respectively. The increase in net loss in fiscal 2005, as compared to fiscal 2004, was primarily attributable to lower revenues as a result of the recognition into income in 2004 of the remaining deferred revenue balance related to Theratope® vaccine due to the return of development and commercialization rights for this product candidate by Merck KGaA announced in June 2004. In addition, we experienced an increase in research and development expenditures, as compared to fiscal 2004, due to increased spending associated with the L‑BLP25 phase 2 safety study commenced in the second quarter of this year, and the planned L‑BLP25 phase 3 clinical trial that is expected to commence in mid 2006. We anticipate this increase in clinical trial expenditures experienced in the current year to reverse in the second half of 2006 as a result of the recently announced amendment to the license agreements for L‑BLP25.

Results for 2005 indicate a $6.8 million or 56% increase in the year over year loss resulting from lower revenues of $4.5 million, and higher research and development expenditures of $3.5 million, offset by lower general and administrative expenses of $0.3 million, reduced marketing and business development expenses of $0.4 million, higher investment and other income of $0.4 million, and reduced other operating expenditures of $0.1 million.

As at December 31, 2005, Biomira’s cash and cash equivalents and short-term investments were $21.4 million compared to $38.6 million at the end of 2004, a decrease of $ 17.2 million or 45%. Major contributors to the net change included $1.0 million in warrant and stock option exercises, offset by $17.7 million used in operations, $0.4 million used for the purchase of capital assets, and $0.1 million related to payment of accrued share issuance costs related to the December 2004 financing. In January of 2006, we were able to secure an additional U.S. $16.07 million, before issue costs, which should provide sufficient funding to operate well into the latter half of 2007 and potentially into early 2008.

The following is selected annual consolidated financial information from our audited annual financial statements for each of the three most recently completed years ending December 31, 2005.
(expressed in 000’s except per share data)	2005	2004	2003(1))

Statement of Operations
Total revenues	$4,377	$8,941	$3,416
Total expenses	$24,543	$21,935	$22,326
Other income (expense)	$1,141	$769	$(64)
Net loss	$(19,025)	$(12,225)	$(18,974)
Basic and diluted loss per share	$(0.24)	$(0.17)	$(0.31)
Weighted average number of common shares outstanding	78,660	72,941	62,498

Balance Sheet
Working capital	$19,925	$37,107	$37,810
Total assets	$24,263	$40,821	$43,065
Total long-term liabilities	$1,147	$1,271	$6,701
Shareholders’ equity	$20,063	$36,963	$31,750
Common shares outstanding	78,817	78,340	72,545

(1)Certain of the comparative figures from 2003 have been reclassified to conform to the current period’s presentation.

For a further discussion of the Company’s complete financial results for the fiscal year ended December 31, 2005, please refer to the Company’s Management Discussion & Analysis of Financial Condition and Results of Operations included in this news release. The Company’s Financial Package, including audited consolidated financial statements, is filed separately on SEDAR at www.sedar.com.

Corporate Update
Biomira made important progress on the development of our lead product candidate, L‑BLP25, during 2005, continuing to move the vaccine forward towards an extensive phase 3 clinical trial and working to secure the best possible financial framework in which to ensure its timely development.

The highlight of the year was the announcement in October of compelling survival data from our phase 2b study, which showed that patients with Stage IIIb locoregional non-small cell lung cancer who received the vaccine had a median survival of 30.6 months compared to 13.3 months for the unvaccinated group. Ensuring that these highly encouraging results can be fully tested in a phase 3 study has been the overriding focus of Biomira and Merck.

During the course of our regular discussions with Merck, we came to the conclusion, towards the end of 2005, that there would be considerable benefit for both sides in Merck’s taking developmental and financial control of L‑BLP25 in exchange for assuming most of the costs associated with L‑BLP25. We were pleased to announce, on January 26, 2006 that a letter of intent had been signed whereby Merck would take full control of the development, regulatory and marketing costs related to L‑BLP25. In return, Biomira has given up its U.S. co-marketing rights in exchange for a royalty arrangement which fully reflects the current stage and promise of the vaccine. The co-promotion arrangement in Canada remains unchanged, with, where appropriate, Biomira handling responsibility for a small specialized oncology sales force and Merck covering 50 per cent of the costs and receiving 50 per cent of sales.

We believe this is a significant and positive development for the progress of this important product candidate, for our patients and for the future of Biomira. By taking financial responsibility for the development and commercialization program, Merck has shown its strong and continued commitment to cancer vaccines and to L‑BLP25 in particular. This new arrangement greatly facilitates the timely initiation of the phase 3 trial for L‑BLP25 in NSCLC.

The revised arrangement with Merck has greatly reduced the financial risk to Biomira while retaining upside potential from a successful product candidate. It has also freed Biomira to focus on bringing our next vaccine, BGLP40, through the development process, and to concentrate on filling our pipeline with additional product candidates.

To this end, we were able to secure a U.S. $16.07 million financing at the end of January 2006. This money in our Treasury should provide sufficient funding to begin further development of BGLP40 and assessing in-licensing opportunities.

Biomira/Merck KGaA L‑BLP25 Supply and Licensing Agreement
Pursuant to the letter of intent, Merck has now taken over most of the financial and administrative responsibility for L‑BLP25 effective March 1, 2006. This includes the planned phase 3 study which is expected to get underway with patient enrolment commencing in mid 2006. Merck also intends to explore potential phase 2 studies of the vaccine in additional cancers, which will maximize both its clinical and commercial potential.

In return, Biomira’s co-promotion interest in U.S. sales will be converted to a specified royalty rate, which will be higher than what Merck has agreed to pay on its sales of L‑BLP25 in markets outside of North America (Rest of World (ROW)). The royalty and other arrangements with respect to the ROW will remain generally unchanged (Merck to assume a specified third party royalty obligation on behalf of Biomira). Similarly, the milestone payments to be made by Merck pursuant to the collaboration will remain essentially the same. The agreed upon royalty rate for the U.S. territory reflects the stage and promise of L‑BLP25.

Biomira will retain the responsibility for manufacturing L‑BLP25, both for clinical trials and following any market approval. Biomira will also retain the responsibility for marketing the product in Canada.

L‑BLP25
In October, 2005 Biomira announced that the median survival for patients with Stage IIIB locoregional NSCLC who received L‑BLP25 in a phase 2b study had been determined. These results demonstrated a median survival of 30.6 months in the vaccinated group compared with 13.3 months for the unvaccinated group. A more comprehensive analysis of these data is expected in the second quarter of this year. In November, 2005 Biomira announced the interim results of a phase 2 NSCLC single-arm, multi-centre, open label safety study of L‑BLP25. The results showed the new formulation of the vaccine to be used in the phase 3 clinical trial program is not different from the previous formulation from a safety perspective.

The reformulated vaccine incorporated manufacturing changes intended to secure the future commercial supply of the vaccine. Testing has demonstrated that the steps taken to address the manufacturing issue discovered in late 2005 have been successful. Manufacturing for the phase 3 trial is expected to resume in the first quarter of this year and vaccine should be available mid 2006 to start the trial.

Next Steps
With the development program of L‑BLP25 now in the hands of Merck, we have the freedom to focus our resources and development skills on filling out and advancing our pipeline and building additional value for shareholders.

We recently began a limited restructuring process for the Company to ensure that we have the right people and expertise to carry out the new mandate of Biomira while we continue to carry out the handover of  L‑BLP25 to Merck. We still maintain our expertise in all necessary areas to take advantage of the opportunities presented to us. We expect further reductions in staff once we have clarity on how long the Merck handover will take and we understand more fully what expertise we need for potential new product candidates that we hope to in-license.

Our immediate focus will be on BGLP40. BGLP40 is a third generation vaccine program utilizing a liposomal formulation of a vaccine with human MUC1 peptide antigens, carbohydrate antigens and a synthetic adjuvant.

BGLP40 is Biomira’s first fully synthetic vaccine. The program offers the potential to eliminate some of the consistency issues faced in manufacturing biological products, as well as a large market potential as MUC1 and certain carbohydrate epitopes are expressed on the majority of solid tumour cancers. It is our hope that we can now focus our efforts on moving this product candidate through the pre-clinical process and into clinical trials in late 2007. We plan to also take advantage of our out-licensing expertise to seek, by the first half of 2007, an appropriate licensing arrangement for the future development of BGLP40. We decided to suspend an earlier search for an appropriate arrangement until we could show more data on this product candidate. We hope to be able to more definitively plan for the future of BGLP40 by the third quarter of 2006.

Biomira will also focus on exploring the full potential of our Synthetic Biologics Business Unit (SBBU), headed by Dr. Rao Koganty. This business unit, set up in 2005, is designed to develop and commercialize specific synthetic mimics of important biological compounds such as bacterial and viral products, which interact with various toll like receptors (TLRs) to modulate the immune system. Our SBBU has already developed an extensive portfolio of synthetic analogues of Lipid A, a vaccine adjuvant of bacterial origin. These synthetic adjuvants, which are covered by a portfolio of world-wide patent applications, are well recognized for their consistency in performance and production. Significant demand for high performance adjuvants, in a highly competitive environment, in the vaccine world creates excellent business and out-licensing opportunities.

The chemistry expertise of our SBBU is further diversified to potentially assist in pharmaceutical developments for external organizations. The SBBU is actively seeking collaborations by leveraging its expertise in the area of design and synthesis of new chemical entities of biological origin for the development of stand alone therapeutic products that address the unmet needs of immune disorders.

We hope to conclude our first SBBU licensing agreement sometime in 2006 or early next year and we are excited about the growth and prospects for this business unit.

For the Company, now that Merck has the responsibility for moving L‑BLP25 forward, we are in a position to take advantage of several promising in-licensing opportunities. Due diligence is already underway on a number of promising projects and we look forward to sharing these with you if we decide to move to an in-licensing agreement. We want to develop a program that builds on our core competencies in synthetic immunotherapy, but also in other targeted approaches in treating human cancers.

We also have a controlling interest in our spin-off company, Oncodigm BioPharma Inc. This company was created to fully exploit Liposomal Interleukin-2 (L‑IL‑2) technology that Biomira did not have the resources to fully develop. We are now well positioned to re-evaluate the strategy for the future of L‑IL‑2.

With Merck assuming the ongoing development and costs of L‑BLP25, the future of L‑BLP25 is now secure and our financial risk has been greatly reduced. We can now begin the restructuring process to meet the challenges of seeking new business and development opportunities. With the U.S. $16.07 million we raised at the end of January, we are also in a position to focus on bringing our next vaccine, BGLP40, through development and look at exploring our promising in-licensing and out-licensing opportunities. We face the future with renewed confidence and energy and will concentrate on building shareholder value through the development of a pipeline for the future of the Company. We appreciate your continued support for the Company and your dedication to moving with us in our new developments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), prepared as at February 28, 2006, should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2005. These financial statements, which follow the MD&A, have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) that differ in some respects from those of the United States (U.S. GAAP). Unless otherwise indicated, all amounts shown are in Canadian dollars.

Overview of the Business
Biomira Inc. is an international biotechnology company headquartered in Canada which is engaged primarily in the research and development of innovative therapeutic approaches to cancer management. Our research and development efforts are currently focused on our core competency in immunotherapeutics, particularly developing synthetic vaccines and novel strategies for cancer immunotherapy. Our strategic mission is to build a sustainable and profitable company by bringing patients innovative, targeted therapeutics that extends quality and duration of life.

BLP25 Liposome Vaccine (L‑BLP25)
Corporate resources during 2005 were primarily directed towards the ongoing development of our lead product candidate L‑BLP25. L‑BLP25 is a synthetic MUC1 peptide vaccine incorporating a 25-amino acid sequence of the MUC1 cancer mucin that is encapsulated in a liposomal delivery system and is designed to induce an immune response to cancer cells. This product candidate has completed phase 2b clinical testing with the Company first releasing survival analysis data in April 2004. In October 2005 we provided an update to the survival data from our phase 2b study, which showed that patients with Stage IIIb locoregional non-small cell lung cancer (NSCLC) who received the vaccine had a median survival of 30.6 months compared to 13.3 months for the unvaccinated group, a difference of 17.3 months. Ensuring that these highly encouraging results can be fully tested in a phase 3 study has been the overriding focus of Biomira and Merck KGaA (Merck) of Darmstadt, Germany.

In September, Biomira and Merck, announced completion of enrolment of a phase 2 single arm, multi-centre open label safety study. This trial enrolled a total of 22 patients with NSCLC from eight clinical trial sites in Canada. The trial is designed to assess the safety of the formulation of L‑BLP25 that is intended to be used in the planned phase 3 study. The new formulation incorporates manufacturing changes intended to secure the future commercial supply of the vaccine. In November, we announced the comparability results showing that the new formulation of the vaccine is not different from the previous formulation from a safety perspective.

In September, Biomira and Merck also announced a change to the anticipated timetable for the start of the planned L‑BLP25 phase 3 study in the treatment of NSCLC. The change was to address an accelerated stability issue discovered during the manufacturing of the vaccine to be used in the phase 3 trial. An investigation with the contract manufacturer indicated that excess moisture in the product may have been the cause of the instability. Further testing has demonstrated that the corrective actions taken to resolve the stability issue have been successful. However, as a result of this delay, the start of the trial, which was planned for the end of 2005, is now expected to commence in mid 2006.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Biomira/Merck L‑BLP25 Collaboration
In January 2006, we announced the signing of a letter of intent to amend the agreements governing the collaboration between Biomira and Merck for L‑BLP25. Under the letter of intent, approved by the Boards of both Companies, Merck will take over administrative and financial responsibility for the development and commercialization of L‑BLP25, including the planned phase 3 trial in NSCLC. Merck also plans to investigate the use of L‑BLP25 to treat other types of cancer. All future development, regulatory, commercialization and marketing costs for L‑BLP25 (including the planned phase 3 trial, but excluding the Canadian territory) will be borne exclusively by Merck effective March 1, 2006.

In return, our co-promotion interest in U.S. sales will be converted to a specified royalty rate, which will be higher than what Merck has agreed to pay on its sales of L‑BLP25 in markets outside of North America (the Rest of World (ROW)). The royalty and other arrangements with respect to the ROW will remain generally unchanged (Merck to assume a specified third party royalty obligation on behalf of Biomira). Similarly, the milestone payments to be made by Merck pursuant to the collaboration will remain essentially the same. The agreed upon royalty rate for the U.S. territory reflects the stage and promise of L‑BLP25.

We will retain responsibility for manufacturing L‑BLP25, both for clinical trials and following any marketing approval. The existing arrangements for Canada remain in place with Biomira responsible for the Canadian territory.

Under the terms of the letter of intent, the parties have agreed to use commercially reasonable efforts to execute the amendments to the agreements governing the collaboration within 60-90 days of the effective date of January 26, 2006.

As a result of the signing of the letter of intent with Merck, we began a limited restructuring process for the Company to ensure that we have the right people and expertise to carry out the business of the Company, while we continue to carry out the transition of L‑BLP25 responsibilities to Merck. Initially we will be reducing our workforce by 14 employees at an estimated severance cost of approximately $1.1 million; however we will continue to maintain our core expertise in all necessary areas to take advantage of the opportunities presented to us. We expect further reductions in staff once we have clarity on how long the Merck transition will take and we understand more fully what expertise we need for potential new product candidates that we hope to in-license.

Business Development
With the development program of L‑BLP25 now in the hands of Merck, we can focus our efforts and direct more of our resources to fill out and advance our pipeline to build additional value for our shareholders.

Our immediate focus will be on gathering more data and advancing our follow-on vaccine, BGLP40, a third generation vaccine. It is a completely synthetic MUC1 based liposomal, multiple target cancer vaccine, which we believe may provide benefit in several cancer indications. BGLP40 is a vaccine designed to evoke both a cellular and humoral immune response against major cancer-associated target epitopes expressed on adenocarcinomas. We anticipate being able to more definitively plan for the future of BGLP40 by the third quarter of 2006, with the hope that we can move this product through the pre-clinical process and into clinical trials in late 2007.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

In April 2005, we created a Synthetic Biologics Business Unit which continues to focus on exploring the full potential of chemically synthesized biologicals for use in protective and therapeutic vaccines. We have developed technologies that can be used by other companies developing non-competing vaccine technology. Our expertise in this area complements our current programs and provides new upside business potential as we continue to actively seek licensing opportunities for our synthetic adjuvants.

Now that Merck has the responsibility for moving L‑BLP25 forward, we can also focus on taking advantage of several potential in-licensing opportunities. Due diligence is already underway on a number of encouraging projects as we work towards developing a program that builds on our core competencies in synthetic immunotherapy, but also in other targeted approaches in treating human cancers.

We also have a controlling interest in our spin-off company, Oncodigm BioPharma Inc. This company was created to fully exploit Liposomal Interleukin-2 (L‑IL‑2) technology that Biomira did not have the resources to fully develop. We are now well-positioned to re-evaluate the strategy for the future of  L‑IL‑2.

Corporate Update
In February we announced the resignation from the Board of Directors of Dr. Sheila Moriber Katz and the subsequent appointment of Christopher S. Henney, PhD, DSc. Dr. Henney is a co-founder of three major publicly held U.S. biotechnology companies, Immunex Corporation, ICOS (Nasdaq:ICOS) and Dendreon Corporation (Nasdaq:DNDN). Dr. Henney was also the Chairman and Chief Executive Officer of Dendreon Corporation. He serves on the Board of Directors of Bionomics Ltd. (ASX:BNO; OCT:BMICY), in Adelaide, South Australia, and as Chairman of SGX Pharmaceuticals, Inc. (Nasdaq: SGXP) (formerly Structural Genomix), in San Diego, CA. In March of 2005, Dr. Henney was appointed as Chairman of Xcyte Therapies Inc. (Nasdaq:XCYT).

In July we exercised our right to acquire a 1.62% equity position in Prima BioMed Ltd. (ASX: PRR) (“Prima”), an Australian biotech company. In March 2004, we announced a technology licensing and commercial agreement with Cancer Vac Pty. Ltd. (Cancer Vac), a subsidiary of Prima, acquiring a 10 percent equity stake in Cancer Vac. Biomira had the right to convert this stake to shares in Prima, which we have now exercised.

In January 2006, we completed a financing totaling U.S. $16.07 million, before issue costs, with Rodman & Renshaw, LLC of New York acting as exclusive placement agent. The Company issued 10,572,368 units, each consisting of one common share and 0.25 of a warrant, at an issue price of U.S. $1.52. Each warrant entitles the holder thereof to purchase one common share at an exercise price of U.S. $2.50. The warrants have a 42-month term, from the date of closing, and a no-exercise period of six months. The financing closed at the end of January and was fully subscribed.

2006 - Moving forward
With this additional money in our treasury and the development program of L‑BLP25 now in the hands of Merck, we are well positioned to begin further development of BGLP40 and assessing potential in-licensing opportunities. We are excited about the challenges of seeking new business and development opportunities and we face the future with renewed confidence and energy. In 2006 we will move forward with focusing on building additional shareholder value through the development of a pipeline for the future of the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Consolidated net losses for the years 2005, 2004, and 2003 were $19.0 million, $12.2 million, and $19.0 million, respectively. The increase in net loss in fiscal 2005, as compared to fiscal 2004, was primarily attributable to lower revenues as a result of the recognition into income in 2004 of the remaining deferred revenue balance related to Theratope® vaccine due to the return of development and commercialization rights for this product candidate by Merck announced in June 2004. In addition, we experienced an increase in research and development expenditures, as compared to fiscal 2004, due to increased spending associated with the L‑BLP25 phase 2 safety study commenced in the second quarter of 2005 and the planned L‑BLP25 phase 3 clinical trial that is expected to commence in mid 2006. We anticipate this increase in clinical trial expenditures experienced in the current year to reverse in the second half of 2006 as a result of the recently announced amendment to the licensing agreement for L‑BLP25.

Results for 2005 indicate a $6.8 million or 56% increase in the year over year loss resulting from lower revenues of $4.5 million, and higher research and development expenditures of $3.5 million, offset by lower general and administrative expenses of $0.3 million, reduced marketing and business development expenses of $0.4 million, higher investment and other income of $0.4 million, and reduced other operating expenditures of $0.1 million.

Revenues
Revenues from operations for the years ended 2005, 2004, and 2003 were $4.4 million, $8.9 million, and $3.4 million, respectively. The 2005 year over year decrease of $4.5 million or 51% primarily stems from lower licensing revenues recognized into income as a result of the return of Theratope development and commercialization rights by Merck announced in June 2004.

Revenues from contract research and development for fiscal 2005, totaling $3.8 million compared to $2.1 million for the same period in 2004, represents contract research and development funding received from Merck associated with L‑BLP25 and Theratope. The increase in funding received from Merck in 2005 is primarily attributable to increased clinical expenditures incurred by Biomira in relation to the L‑BLP25 phase 2 safety study commenced in the second quarter of this year and in preparation of the planned phase 3 clinical trial expected to commence in mid 2006.

Licensing revenues from collaborative arrangements for fiscal 2005 of $0.2 million compared to $6.5 million for fiscal 2004, represents the amortization of upfront payments received from Merck and an upfront sublicensing fee from Cancer Vac upon commencement of the respective collaborations. The decreased revenue primarily results from return of the Theratope development and commercialization rights by Merck in June 2004 and the immediate recognition into income of the remaining related deferred revenues totalling $5.9 million

Licensing, royalties and other revenue for fiscal 2005, totalling $0.3 million, was similar to the same period in 2004. Licensing, royalties and other revenue relates to contract manufacturing activities utilizing various Biomira patented technologies and compounds for external customers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating revenues are not expected to increase significantly until certain milestone payments tied to clinical advancement/success have been earned, and commercialization of one or more of our products has occurred. Under the terms of the recently signed letter of intent with Merck we will be eligible for milestone payments upon execution of the amendments to the licensing agreement, and upon enrolment of the first patient into the planned phase 3 pivotal study in NSCLC. These payments may occur in fiscal 2006 depending on the timing of the triggering events. In addition to the potential outcomes related to our lead technology, we will continue to explore licensing opportunities and collaborative alliances for emerging technologies in our pipeline that may contribute to future revenue generation. The extent and timing of such additional licensing fees and contract revenue, if any, will be dependent upon the overall structure, terms, and conditions of any future arrangements.

Operating Expenses
Research and Development
We are a development company that dedicates the majority of our cash resources to product and clinical development activities. The majority of our costs are associated with our clinical development programs. In order to align our cash and other resources on activities that have a higher probability of generating product commercialization opportunities, we do not perform discovery research activities. Rather, we have adopted a defined strategy to capitalize on pre-clinical and clinical product opportunities via in-licensing and collaborative arrangements with third parties.

For the three years ended 2005, 2004, and 2003, we incurred $16.9 million, $13.6 million, and $14.7 million respectively in direct research and development costs. The increase in research and development expenditures is attributable to increased spending associated with the L‑BLP25 phase 2 safety study commenced in the second quarter of 2005 and the planned L‑BLP25 phase 3 clinical trial that is expected to commence in mid 2006. Expenditures for fiscal 2005 include development of clinical protocols and procurement and manufacturing of clinical materials along with ongoing costs associated with clinical site wrap up expenses of existing clinical trials.

We anticipate product development expenditures to decrease in 2006 now that the development program for L‑BLP25 is in the hands of Merck effective March 1, 2006. Further, we anticipate that the majority of the expenditures in 2006 and beyond will be concentrated towards two primary areas of focus: 1) manufacturing and related process development expenditures related to ensuring adequacy of clinical drug supply and related manufacturing activities for the planned large multi-national L‑BLP25 phase 3 trial, and 2) advancement of other promising products in our pipeline including BGLP40 and L‑IL‑2. The manufacturing and related process development expenditures will be partially offset by funding revenues received from Merck under the terms of the supply agreement.

General and Administrative
General and administrative expenses for 2005, 2004, and 2003 were $6.3 million, $6.6 million, and $5.4 million, respectively. The 2005 expenditures represent a decrease of $0.3 million (5%) over the previous year and are primarily attributable to incremental costs incurred in the first half of 2004 relating to the settlement of an outstanding litigation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For 2006, our general and administrative expenses are anticipated to remain at similar levels compared to 2005 in order to adequately support the continued advancement of our product candidates and the continued implementation of corporate governance compliance initiatives.

Marketing and Business Development
Marketing and business development expenses for 2005, 2004, and 2003 were $1.0 million, $1.4 million, and $1.8 million respectively and represent corporate administrative expenses associated with these functions, as well as costs associated with licensing activities related to pre-clinical and early stage technologies. Expenditures in 2003 included pre-commercialization activities related to Theratope that were subsequently discontinued following the June 30, 2003 phase 3 final analysis.

For 2006, we anticipate our business development expenditures to remain at similar levels compared to 2005 in order to adequately support our renewed focus on exploring potential in-licensing and out-licensing opportunities.

Amortization
Amortization expense relates to facility leaseholds and equipment, certain licensing rights, and other assets. Amortization expense for fiscal 2005 of $0.4 million was similar to the same periods in 2004 and 2003. We anticipate amortization expense to remain constant in 2006.

Investment and Other Income (Expense)
Investment revenue for 2005, 2004, and 2003 were $0.8 million, $0.7 million, and $1.0 million respectively. The 2005 investment revenue represent an increase of $0.1 million (14%) over the previous year and is primarily attributable to a modest improvement in the interest rate environment coupled with comparable average investment balances year over year. Other expense primarily consists of a net foreign exchange loss of nil (2004 - $0.3 million, 2003 - $1.3 million) on U.S. dollar holdings attributable to significant fluctuations of the Canadian dollar against the U.S. dollar in 2003 and to a much lesser extent in 2004 and 2005.

With the additional U.S. $16.07 million, before issue costs, in financing that we were able to secure at the end of January 2006, coupled with ongoing redemption of investments and analyst expectations of continuing low market yields relative to Canadian dollar denominated investments for 2006 we anticipate that, in the coming year, investment income will be at approximately the same level of return as in 2005.

Income Tax Benefit
The income tax benefit of $0.3 million recorded in 2005 compared to $0.4 million and $0.3 million in 2004 and 2003 respectively, is due to proceeds of $0.3 million realized in the fourth quarter from the sale of New Jersey State tax losses attributable to Biomira’s U.S. subsidiary. The $0.1 million decrease in 2005 is due to a lower level of proceeds received from the sale of New Jersey State tax losses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources
Liquidity
As at December 31, 2005, Biomira’s cash and cash equivalents and short-term investments were $21.4 million compared to $38.6 million at the end of 2004, a decrease of $ 17.2 million or 45%. Major contributors to the net change included $1.0 million in warrant and stock option exercises, offset by $17.7 million used in operations, $0.4 million used for the purchase of capital assets, and $0.1 million related to payment of accrued share issuance costs related to the December 2004 financing. In January of 2006, we were able to secure an additional U.S. $16.07 million, before issue costs, in financing which should provide sufficient funding to begin further development of BGLP40 and assessing in-licensing opportunities.

Working capital, defined as current assets less current liabilities, decreased by $17.2 million from 2004, to $19.9 million from $37.1 million and is primarily attributable to the $17.2 million decrease in cash reserves coupled with an increase of $0.8 million in accrued liabilities, offset by an increase of $0.5 million in accounts receivable and a decrease of $0.3 million in the current portion of deferred revenue. The increase in both current liabilities and accounts receivable is attributable to the increased clinical development expenditures associated with activities for the planned large multi-national L‑BLP25 phase 3 trial.

We believe that we have taken prudent measures relative to managing our cash reserves and operating expenditures. We have focused the majority of our planned activities and expenditures towards advancing our lead product candidate L‑BLP25 while continuing to build a pipeline of technologies through in-licensing activities. Now that the development program for L‑BLP25 is in the hands of Merck effective March 1, 2006, coupled with the additional U.S. $16.07 million, before issue costs, in financing which we were able to secure in January 2006, we believe that sufficient cash reserves are in place to operate well into the latter half of 2007 and potentially into early 2008. Additional capital resources may be required depending on the outcomes associated with activities related to the in-licensing of new product candidates, and activities associated with the further development of other products in our pipeline including BGLP40 and L‑IL‑2. Such additional capital resources could be derived from future financings under our current Base Shelf Prospectus, which expires in the third quarter of 2006, or receipt of milestone payments from Merck.

Financing
Anticipating future funding requirements to further our product pipeline and in-licensing activities, we registered a U.S. $100 million Base Shelf Prospectus with the applicable regulatory authorities in Canada and the U.S. in July 2004. This financing mechanism, unless fully exhausted prior to expiry, will remain in place into the third quarter of 2006. Thereafter, it is our current expectation that we will register a new Base Shelf Prospectus to ensure that a financing mechanism remains in place to allow us to take advantage of future favorable financing opportunities in a timely manner.

In January 2006, following the announcement to amend the licensing agreement for L‑BLP25, we were able to raise gross U.S. $16.07 million by issuing 10,572,368 units, each unit consisting of one common share and 0.25 of a warrant, at an issue price of U.S. $1.52. Each warrant entitles the holder thereof to purchase one common share at an exercise price of U.S. $2.50. The warrants have a 42 month term and a no-exercise period of six months.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources
Under the U.S. $100 million Base Shelf Prospectus, just over U.S. $71 million is still available for future financings. In addition, at December 31, 2005 there were 1.1 million warrants outstanding, at a weighted-average exercise price of U.S. $3.45. Based on our NASDAQ closing share price of $1.40 on December 31, 2005, the warrants outstanding are currently not in the money. Assuming continuing investor support for our equity offerings, and the successful registration of a new Base Shelf Prospectus in the third or fourth quarter of 2006, this form of financing mechanism should allow us to pursue financing opportunities in the foreseeable future.

From inception, we have financed our research and development, operations, and capital expenditures primarily through public and private sales of our equity securities, licensing and collaborative arrangements, and investment income. To maximize value from our capital resources and ensure overall financial stability, we maintain a comprehensive financial planning, budgeting, monitoring, and governance system that imposes a disciplined approach to fiscal management. Our investment guidelines focus on capital preservation and security of income and restrict the portfolio to holding only liquid, investment-grade securities with maturities aligned to projected cash requirements.

To meet future requirements, we intend to raise cash or improve liquidity through some or all of the following methods: public or private equity or debt financing; capital leases; achievement of milestone payments on existing collaborative agreements; and the execution of new collaborative and licensing agreements related to our proprietary technologies. However, there is no assurance of obtaining additional financing through these arrangements on acceptable terms, if at all. The dynamics of the biotechnology sector, and in particular the uncertainty inherent in our clinical programs, may make it difficult to raise significant new capital at reasonable cost. Consequently, our ability to generate additional cash is contingent on many external factors beyond our control, as described in “Risks and Uncertainties.” Should sufficient capital not be raised, we may have to delay, reduce the scope of, eliminate, or divest our technologies, programs and related personnel, any of which could impair the current and future value of the business.

Contractual Obligations and Contingencies
In our operations, we have entered into long-term contractual arrangements from time to time for our facilities, debt financing, the provision of goods and services, and acquisition of technology access rights, among others. The following table presents contractual obligations arising from these arrangements currently in force over the next ten years.

	Payments Due by Year
(expressed in $000’s)	Total	2006	2007 - 2008	2009 - 2010	2011 - 2015
Operating leases - premises	864	679	185	-	-
Operating leases - equipment	15	13	2	-	-
Capital lease obligations	134	50	84	-	-
Licensing fees and royalties	299	91	123	24	61
Other long-term obligations	56	21	35	-	-
Total contractual obligations	1,368	854	429	24	61

Management’s Discussion and Analysis of Financial Condition and Results of Operations

We have exercised our right to renew the corporate facilities lease for a further 2 year term and expect the renewal rates to be similar to the previous term. As well, we have entered into new 3 year capital lease agreements for computer equipment and renewed our software licensing agreement for a further 3 years.

With the exception of capital leases, the obligations described above are non-cancellable operating leases or commitments that do not meet the criteria for accounting recognition of an asset and an obligation under the Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3065 Leases. The contractual terms provide for periodic lease payments and return of the equipment at the end of the lease. For the current fair values of the capital leases, refer to Note 16 Financial Instruments in the notes to the 2005 consolidated financial statements.

Under certain licensing arrangements for technologies incorporated into our product candidates, we are contractually committed to payment of ongoing licensing fees and royalties, as well as contingent payments when certain milestones as defined in the agreements have been achieved.

With respect to our contingent liabilities, we have no new items to report in 2005. For a discussion of our current contingencies, commitments, and guarantees, refer to Note 15 Contingencies, Commitments, and Guarantees in the notes to the 2005 consolidated financial statements.

Off-Balance Sheet Arrangements
As at December 31, 2005, we have not entered into any off-balance sheet arrangements, except as disclosed in Note 15 Contingencies, Commitments, and Guarantees in the notes to the 2005 consolidated financial statements.

Transactions with Related Parties
In 2005, we did not enter into any material transactions with related parties. In order to effectively execute our business strategy, we expect to continue outsourcing various functions to the expertise of third parties such as contract manufacturing organizations, and other research organizations. These relationships are with non-related third parties and occur at arm’s length and on normal commercial terms.

Outlook
At the start of 2006, we believe that we have in place several key value drivers that may increase shareholder value in the future. These include: a strong corporate alliance with Merck; the planned advancement by Merck of L‑BLP25 into a pivotal phase 3 registration trial; the possible advancement of clinical programs related to early stage technologies under collaborative arrangements; and out-licensing opportunities for early stage product technologies. In addition, we may be able to garner value to our shareholders from the potential advancement of BGLP40 if we are successful in negotiating a funding arrangement with a partner for this program. The key value drivers described above could be negatively impacted by many factors including: a decision by Merck not to move forward with or abandon the planned L‑BLP25 phase 3 registration trial, Merck’s inability to successfully complete the planned L‑BLP25 phase 3 registration trial, unfavorable results from the planned L‑BLP25 phase 3 registration trial, and ultimately denial or delay of regulatory approval.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

In our view, other value drivers enable us to exploit our leading technologies in synthetic cancer vaccines. These competitive advantages include, among others, our strong intellectual and human capital, a lean and focused work force, proven management, and well-established financing relationships and access to risk capital. Our future success will largely depend on focusing the creative talents and energy of our employees towards the timely and prudent commercialization of our intellectual property.

Financing is both a key element of our corporate strategy as well as a critical resource in executing that strategy. We have had demonstrable success in attracting, and establishing relationships with risk capital providers. To facilitate timely access to financing opportunities that may emerge, we registered a U.S. $100 million Base Shelf Prospectus in 2004 in Canada and the U.S., which expires in the third quarter of 2006, with $33.6 million (U.S. $28.7 million), before issue costs, in new equity realized to date through this vehicle. Currently, it is our expectation that we will register a new Base Shelf Prospectus to ensure that a financing mechanism remains in place to allow us to take advantage of favorable financing opportunities in a timely manner.

We expect that clinical development expenses will decline considerably in the second half of 2006 now that the development program for L‑BLP25 is in the hands of Merck effective March 1, 2006. Coupling this with the U.S. $16.07 million, before issue costs, in financing we were able to secure in January 2006 and the expected cash inflows from collaborative funding arrangements, investment income, and technology licensing efforts; we believe that our cash and short-term investments in place will be sufficient to meet operating and capital requirements into the latter half of 2007 and potentially into early 2008. However, until one of our products receives regulatory approval and is successfully commercialized we anticipate losses for at least the foreseeable future as our lead product candidate undergoes the final stages of clinical development.

Our ability to continue to generate cash to fund the advancement of clinical programs related to early stage technologies and out-licensing opportunities for early stage product technologies will depend on several factors. Among others, these include regulatory support for the Merck-led phase 3 pivotal L‑BLP25 registration trial; the availability of new financing through private and/or public offerings on acceptable terms; the timely advancement of clinical studies; the costs in obtaining regulatory approvals for our products; and the value and timing of securing licensing and collaborative arrangements in building our pipeline.

The coming year will be critical in shaping our future direction, hinging on our ability to develop a viable product strategy and to attract ongoing investment. We remain firmly committed to our long-term goal to deliver value for our shareholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Risks and Uncertainties
Except for historical information, certain matters discussed in this document are by their nature forward-looking and are therefore subject to many risks and uncertainties, which may cause actual results to differ materially from the statements made herein. Some of these risks and uncertainties are inherent to the biotechnology industry, while others are specific to Biomira; some of these factors are predictable or within our control, others are not. These include, but are not limited to: changing market and industry conditions; clinical trial results; the establishment of new and continuation of existing corporate alliances; the impact of competitive products and their pricing; timely development of existing and new products; the difficulty of predicting regulatory approval and market acceptance for our products; availability of capital or other funding; the ability to retain and recruit qualified personnel; and other risks, known or unknown.

Based on an ongoing assessment of our risk profile, we have concluded that there has been no material change in the nature and magnitude of the risks described below, except as noted otherwise.

The future performance of Biomira is contingent on a number of critical factors: our success in bringing new products to the marketplace; our ability to generate royalty or other revenues from licensed technology; our ability to generate positive cash flow from operations and equity financing; and our ability to maintain effective collaborative relationships with corporate partners. In addition, future success will depend on the efficacy and safety of our products, timely regulatory approval for new products and new indications, and the degree of patent protection afforded to particular products. After overcoming regulatory and patent hurdles, in order to succeed, we must continue to secure adequate manufacturing capacity to produce commercial quantities of our products, ensure that the processes and facilities of our manufacturing partners meet the highest standards of production quality, and develop an effective distribution and marketing network. Commercial viability requires widespread acceptance of our products by the medical community, as well as by a majority of health care plans and payers in the key markets. Last, but not least, over the long term, operating effectiveness depends critically on our ability to recruit, retain, and develop our human resources, which is exposed to the risks and uncertainties of a tight labour market for unique skills relating to biotechnology research, development, and management.

There can be no assurance that new competitive products will not be more efficacious, brought to market sooner and/or marketed more effectively, or at lower cost, than any that we may develop. Competitors may also be able to develop non-patent infringing product strategies that may be as good as or better than our patent-protected products. We believe that we have strong proprietary and/or patent protection, or the potential for strong patent protection, for a number of our products currently under development; however, the ultimate power of patent protection may be determined by the courts and/or changes in patent legislation in various countries.

As part of our risk management strategy, we transfer some risks through a general insurance program. In addition to insurance for our standard business risks, we have obtained aggregate blanket insurance coverage of U.S. $10 million for potential clinical trial liability. Given the scope and complexity of the clinical development process, the uncertainty of product liability litigation, and the shrinking capacity of insurance underwriters, it is not possible at this time to assess the adequacy of our current clinical trial insurance coverage, nor the ability to secure continuing coverage at the same level and at reasonable cost in the foreseeable future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our investment earnings are exposed to financial market risks arising from volatility in interest and foreign currency exchange rates, as well as to overall market conditions. We also have exposure to exchange risk through our collaboration revenues, licensing and royalty commitments, product manufacturing costs, and clinical development expenses. Of our total expenditures in 2005, a large portion was denominated in U.S. currency. Since our primary cash flows from collaboration revenues and our equity financings are likewise denominated, they predominantly offset U.S. cash requirements. We minimize our exchange risk through prudent cash management to ensure that foreign currency requirements and surpluses are handled effectively; and, from time to time, we may engage in hedging or use derivatives to manage specific financial exposures. However, we do not use derivatives for speculative or trading purposes.

Interest rate risk is the exposure of interest revenue and expense to rate fluctuation; inflation risk is loss of purchasing power due to rising prices. Economic forecasts project a stable outlook for low inflation and interest rates in the near future; hence, these risks are expected to be negligible. Furthermore, our debt obligations, primarily capital and operating leases at this time, have fixed rates over the terms of the commitments.

Due to the intrinsic uncertainty in our business prospects and of the life sciences sector in general, the equity markets have amplified the company risk factor for Biomira. Our share price is therefore subject to equity market price risk, which may result in significant market speculation and volatility of trading. Given the current low share price and the possibility of further decline, there is a risk that future issuance of common shares under the remainder of the U.S. $100 million Base Shelf Prospectus, which expires in the third quarter of  2006, and the potential exercise or conversion of stock options, restricted share units and warrants, may result in material dilution of share value, which may then lead to even lower share prices. Finally, the investment guidance and decisions of securities analysts and major investors in response to our financial or scientific results, and/or the timing of such results and expectations about future prospects, could also have a significant effect on investor support and future share price.

Critical Accounting Policies and Estimates
All of our accounting policies are in accordance with Canadian GAAP including some which require management to make assumptions and estimates that could significantly affect the results of operations and financial position. The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results are described below. Our significant accounting policies are disclosed in Note 2 Significant Accounting Policies of the notes to the consolidated financial statements.

Revenue recognition
Licensing, royalty, and contract research revenues are recognized as services are performed under the terms of the related contractual agreements. Currently, we also earn revenue from collaborative agreements, which typically consists of initial technology access or licensing fees and milestone payments triggered by specified events. Initial lump sum payments for such fees and licenses are recorded as deferred revenue when received and recognized as revenue on a straight-line basis over the term of the collaborative agreement or the related product life cycle, whichever is shorter. Milestone payments are recognized as revenue upon performance of obligations defined as milestones in the agreements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Application of this policy affects primarily the timing, rather than the amount, of revenue recognition for up-front payments. Such up-front payments from collaborative agreements are amortized over the estimated product life cycle, as this is determined to best match the future benefits derived from such agreements.

Research and development
Research and development costs consist of direct and indirect expenditures related to our research and development programs that may include technology access and licensing fees related to the use of proprietary third party technologies. Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. We assess whether any costs have met the relevant criteria for deferral and amortization at each reporting date. To date, no product research and development costs have been deferred. Should the regulatory agencies approve a clinical product, management will determine whether conditions exist for deferral and amortization of any qualifying development costs. Earnings will be impacted in the period that such development costs are capitalized, and also in each subsequent accounting period as they are amortized.

Accounting Policies Changes
Variable Interest Entities
Effective January 1, 2005, we adopted the recommendations of CICA Handbook Accounting Guideline 15 (AcG-15), Consolidation of Variable Interest Entities, effective for annual and interim periods beginning on or after November 1, 2004. Variable interest entities (VIEs) refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should consolidate them.

We have determined that adoption of AcG-15 does not have an effect on our financial position, results of operations or cash flows in the current period or the prior period presented.

Financial Instruments - Disclosure and Presentation
Effective January 1, 2005, we adopted the amended recommendations of CICA Handbook Section 3860, Financial Instruments - Disclosure and Presentation, effective for fiscal years beginning on or after November 1, 2004. Section 3860 requires that certain obligations that may be settled at the issuer’s option in cash or the equivalent value by a variable number of the issuer’s own equity instruments be presented as a liability.

We have determined that adoption of Section 3860 does not have a material effect on the Company’s financial position or results of operations in the current period or the prior periods presented.

Impact of New Accounting Pronouncements
Financial Instruments - Recognition and Measurement
In January 2005, the Accounting Standards Board (“AcSB”) of the CICA issued Handbook Section 3855, Financial Instruments - Recognition and Measurement. The new accounting standard requires that all financial instruments, including derivatives are to be included on a company’s balance sheet and measured, either at their fair value or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. The standards also specify when gains and losses as a result of changes in fair values are to be recognized in the income statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comprehensive Income and Equity
In January 2005, the AcSB of the CICA issued new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity. Section 1530 establishes standards for reporting and display of comprehensive income. It defines other comprehensive income to include revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530 and recommends that an enterprise should present separately the following components of equity: retained earnings, accumulated other comprehensive income, the total for retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves.

Hedges
In January 2005, the AcSB of the CICA issued Handbook Section 3865, Hedges. The new accounting standard extends existing requirements for hedge accounting and comprehensively specifies how hedge accounting should be performed.

The mandatory effective date for the new Sections 1530, 3251, 3855 and 3865 is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. We are in the process of evaluating the impact of these recently issued standards on our financial position and results of operations.

Non-Monetary Transactions
In June 2005, the AcSB issued Handbook Section 3831, Non-Monetary Transactions, replacing Section 3830 of the same title. The new accounting standard requires all non-monetary transactions be measured at fair value unless certain conditions are satisfied. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006.

We are in the process of evaluating the impact of the recently issued standard on our financial position and results of operations.

Implicit Variable Interests under AcG-15
In October 2005, the Emerging Issues Committee of the CICA (the “EIC”) issued Abstract No. 157, Implicit Variable Interests under AcG-15 (EIC-157), to address whether a company has an implicit variable interest in a VIE or potential VIE when specific conditions exist. An implicit variable interest acts the same as an explicit variable interest except it involves the absorbing and/or receiving of variability indirectly from the entity (rather than directly). The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. EIC-157 will be effective in the first quarter of 2006.

We do not expect the impact of this abstract to be material.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Supplemental Information
Selected Annual Information
The following is selected annual consolidated financial information from our audited annual financial statements for each of the three most recently completed years ending December 31, 2005.

(expressed in 000’s except per share data)	2005	2004	2003
Statement of Operations
Total revenues	$4,377	$8,941	$3,416
Total expenses	$24,543	$21,935	$22,326
Other income (expense)	$1,141	$769	$(64)
Net loss	$(19,025)	$(12,225)	$(18,974)
Basic and diluted loss per share	$(0.24)	$(0.17)	$(0.31)
Weighted average number of common shares outstanding	78,660	72,941	62,498

Balance Sheet
Working capital	$19,925	$37,107	$37,810
Total assets	$24,263	$40,821	$43,065
Total long-term liabilities	$1,147	$1,271	$6,701
Shareholders’ equity	$20,063	$36,963	$31,750
Common shares outstanding	78,817	78,340	72,545

Certain of the comparative figures from 2003 have been reclassified to conform to the current period’s presentation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of Quarterly Results
The following is selected quarterly consolidated financial information from our unaudited quarterly financial statements for each of the eight most recently completed quarters ending December 31, 2005.

(expressed in 000’s except per share data)	Q1	Q2	Q3	Q4	Annual
2005
Total revenues	$804	$1,120	$1,338	$1,115	$4,377
Research and development costs	$3,507	$4,320	$4,625	$4,455	$16,907
Net loss	$(4,358)	$(4,803)	$(5,476)	$(4,388)	$(19,025)
Basic and diluted loss per share	$(0.06)	$(0.06)	$(0.07)	$(0.05)	$(0.24)
Common shares outstanding	78,360	78,817	78,817	78,817	78,817
Weighted average number of common shares outstanding	78,352	78,500	78,607	78,660	78,660

2004
Total revenues	$943	$6,493(1)	$531	$974	$8,941
Research and development costs	$3,791	$3,358	$3,229	$3,198	$13,576
Net (loss) income	$(4,852)	$1,012	$(4,804)	$(3,581)	$(12,225)
Basic and diluted (loss) income per share	$(0.07)	$0.01	$(0.06)	$(0.05)	$(0.17)
Common shares outstanding	72,559	72,562	72,562	78,340	78,340
Weighted average number of common shares outstanding	72,555	72,558	72,560	72,941	72,941

(1)The increased revenues in the second quarter of 2004 resulted from the recognition into income of the remaining deferred licensing revenues related to Theratope, totalling $5.9 million, due to the return of the Theratope development and commercialization rights from Merck announced in June 2004.

Certain of the comparative figures for Q1, Q2 and Q3, 2004 have been reclassified to conform to the current period’s presentation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Outstanding Share Data
As at February 28, 2006, the following classes of shares and equity securities potentially convertible into common shares were outstanding:

Class A preference shares (non-voting)	12,500
Class B preference shares (non-voting)	nil
Common shares	89,388,932
Convertible equity securities:
Stock options	4,214,565
Restricted share units	114,000
Warrants	3,825,937

Upon exercise or conversion, the stock options, restricted share units and warrants are convertible into an equal number of common voting shares. Had the outstanding stock options, restricted share units and warrants been fully exercised or converted, the aggregate number of common shares outstanding would be 97,543,434 as at December 31, 2005.

For details relating to the stock options, restricted share units and warrants, please refer to Notes 10 and 11 of the notes to the 2005 audited consolidated financial statements.

Disclosure Controls
Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining Biomira’s disclosure controls and procedures, and intend to so certify, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Act”), and the corresponding SEC rules implementing these Sections of the Act, as well as Multilateral Instrument 52-109 (“MI 52-109”) Certification of Disclosure in Issuers’ Annual and Interim Filings. These officers have evaluated the effectiveness of Biomira’s disclosure controls and procedures and have concluded that they provide management with a reasonable level of assurance that the information we are required to disclose on a continuous basis in annual and interim filings and other reports is recorded, processed, summarized and reported or disclosed on a timely basis as required. As a cross-border public company we are permitted to file the annual form of certification filed under Section 302 and 906 of the Act in lieu of the Canadian form of certification under MI 52-109.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements
This report may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing or availability of clinical trial analyses; efficacy, safety and clinical benefit of products; ability to secure, and timing of, regulatory clearances; timing of product launches in different markets; ability to retain or secure collaborative partners; ability to secure and manufacture vaccine supplies; adequacy of financing and reserves on hand; scope and adequacy of insurance coverage; retention and performance of contractual third parties, including key personnel; the achievement of contract milestones; currency exchange rate fluctuations; changes in general accounting policies; and general economic factors. Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a detailed description of our risks and uncertainties, you are encouraged to review the official corporate documents filed with the securities regulators in Canada and the United States.

Additional Information
Additional information relating to Biomira, including a copy of our Annual Information Form and Proxy Circular filed annually at the end of March, can be found on SEDAR at www.sedar.com or U.S. EDGAR at www.sec.gov.

Management Report

The accompanying consolidated financial statements of Biomira Inc., and all information presented in this annual report, are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, which differ in some respects from those used in the United States of America. The significant differences in accounting principles, as they pertain to the financial statements, are identified in the related notes. The financial statements include some amounts that are based on best estimates and judgments of management. Financial information used elsewhere in this annual report is consistent with that in the financial statements.

To further the integrity and objectivity of data in the financial statements, the management of the Company has developed and maintains a system of internal controls over financial reporting, which management believes provides reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements, and that assets are properly accounted for and safeguarded.

The Board of Directors carries out its responsibility for oversight of the financial statements in this annual report principally through its Audit Committee. The Board appoints the Audit Committee and the majority of its members is comprised of outside and unrelated directors. In addition to being independent of management, at least one member of the Audit Committee must be qualified as a financial expert as required under the Sarbanes-Oxley Act of 2002. The committee meets periodically with management as well as quarterly with the external auditors, to discuss internal controls over the financial reporting process and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review quarterly reports, the annual report, the annual financial statements, and the external auditors' report. The committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Company's auditors have full access to the Audit Committee, with and without management being present.

These financial statements have been audited by the shareholders' auditors, Deloitte & Touche LLP.

T. Alexander McPherson, MD, PhD	Edward A. Taylor, CGA
President and Chief Executive Officer	Vice President Finance and Administration and
Chief Financial Officer

Corporate Information
Share Registrar and Transfer Agents
Computershare Investor Services Inc.
Suite 600, 530 - 8 Ave SW
Calgary AB T2P 3S8
Canada
Phone: 1-800-564-6253 (toll free North America)
Phone: 1-514-982-7555 (International)
Fax: 1-888-453-0330 (toll free North America)
Fax: 1-416-263-9394 (International)
E-Mail: service@computershare.com
Internet: http://www.computershare.com

Stock Listings and Symbols
Toronto Stock Exchange: BRA
Nasdaq National Market: BIOM

We invite you to visit our web site at www.biomira.com or call our investor relations department toll free at 1-877-234-0444 Ext. 241.

This release/report may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in such statements, a number of which are set forth under the Management Discussion and Analysis section above. All forward-looking statements in this release/report are expressly qualified in their entirety by this cautionary statement and by the section on Forward-Looking Statements under the Management Discussion and Analysis section.

BIOMIRA INC. 2011 - 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

# # #

Deloitte & Touche LLP
2000 Manulife Place
10180 - 101 Street
Edmonton AB T5J 4E4
Canada

Tel: (780) 421-3611
Fax: (780) 421-3782
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Shareholders of
Biomira Inc.

We have audited the consolidated balance sheets of Biomira Inc. as at December 31, 2005 and 2004, and the consolidated statements of operations, deficit, and cash flow for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.

Independent Registered Chartered Accountants
Edmonton, Alberta, Canada
February 17, 2006

Comments by Independent Registered Chartered Accountants for U.S. Readers on Canada - U.S. Reporting Differences

In the United States of America, the standards of the Public Company Accounting Oversight Board (United States) for auditors requires the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 2 to the financial statements regarding stock-based compensation and changes in accounting principles that have been implemented in the financial statements, such as the changes described in Note 3. Our report to the shareholders, dated February 17, 2006, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants
Edmonton, Alberta, Canada
February 17, 2006

BIOMIRA INC.
Consolidated Balance Sheets
As at December 31
(expressed in thousands of Canadian dollars, except share amounts)

	2005	2004
ASSETS
CURRENT
Cash and cash equivalents	$9,264	$19,887
Short-term investments	12,151	18,751
Accounts receivable (Note 4)	1,279	736
Prepaid expenses	284	320
	22,978	39,694
CAPITAL ASSETS, net (Note 5)	646	383
INTANGIBLE ASSET, net (Note 6)	375	480
LONG-TERM INVESTMENT (Note 7)	264	264
	$24,263	$40,821
LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 8)	$2,801	$2,031
Current portion of capital lease obligation (Note 9)	45	-
Current portion of deferred revenue (Note 12)	207	556
	3,053	2,587
CAPITAL LEASE OBLIGATION (Note 9)	81	-
DEFERRED REVENUE (Note 12)	1,036	1,241
CLASS A PREFERENCE SHARES (Note 10)	30	30
	4,200	3,858
CONTINGENCIES, COMMITMENTS, AND GUARANTEES (Notes 9 and 15)
SHAREHOLDERS' EQUITY
Share capital (Notes 2 and 10)
Issued and outstanding - 78,816,564 and 78,339,978	375,497	374,007
Warrants (Note 10)	2,959	7,442
Contributed surplus (Notes 2 and 10)	19,779	14,661
Deficit	(378,172)	(359,147)
	20,063	36,963
	$24,263	$40,821

(See accompanying notes to the consolidated financial statements)

APPROVED BY THE BOARD
Director
Director

BIOMIRA INC.
Consolidated Statements of Operations
Years ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

	2005	2004	2003
REVENUE
Contract research and development (Note 12)	$3,842	$2,150	$2,309
Licensing revenue from collaborative agreements (Note 12)	207	6,539	1,053
Licensing, royalties, and other revenue	328	252	54
	4,377	8,941	3,416
EXPENSES
Research and development	16,907	13,576	14,700
General and administrative	6,295	6,589	5,445
Marketing and business development (Note 12)	965	1,362	1,796
Amortization	376	410	446
Gain on disposal of capital assets	-	(2)	(61)
	24,543	21,935	22,326
OPERATING LOSS	20,166	12,994	18,910
Investment and other income (expense) (Note 13)	795	368	(295)
Interest expense (Note 9)	(2)	(5)	(20)
LOSS BEFORE INCOME TAXES	19,373	12,631	19,225

INCOME TAX BENEFIT (Note 14)	348	406	251
NET LOSS	$19,025	$12,225	$18,974

BASIC AND DILUTED LOSS PER SHARE (Note 10)	$0.24	$0.17	$0.31

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	78,659,502	72,941,110	62,497,986

Consolidated Statements of Deficit
Years ended December 31
(expressed in thousands of Canadian dollars)

	2005	2004	2003
DEFICIT, BEGINNING OF YEAR (Note 2)	$359,147	$346,922	$326,101
Net loss	19,025	12,225	18,974
Convertible debentures	-	-	274
DEFICIT, END OF YEAR	$378,172	$359,147	$345,349

(See accompanying notes to the consolidated financial statements)

BIOMIRA INC.
Consolidated Statements of Cash Flow
Years ended December 31
(expressed in thousands of Canadian dollars)

	2005	2004	2003
OPERATING
Net loss	$(19,025)	$(12,225)	$(18,974)
Amortization	376	410	446
Stock compensation expense (Note 11)	1,130	1,060	-
Decrease in deferred revenue (Note 12)	(554)	(6,191)	(1,053)
Gain on disposal of capital assets	-	(2)	(61)
Unrealized foreign exchange loss on cash and cash equivalents	94	242	189
Net change in non-cash working capital balances from operations
Accounts receivable	(543)	(277)	733
Prepaid expenses	36	140	37
Accounts payable and accrued liabilities	870	(1,522)	(5,127)
	(17,616)	(18,365)	(23,810)
INVESTING
Purchase of short-term investments	(55,242)	(72,374)	(56,380)
Redemption of short-term investments	61,842	71,066	67,619
Purchase of capital assets	(394)	(126)	(12)
Proceeds from disposal of capital assets	-	2	77
Purchase of intangible assets	-	(506)	-
	6,206	(1,938)	11,304
FINANCING
Proceeds on issue of common shares and warrants, net of issue costs	(100)	14,623	35,610
Proceed from exercise of stock options	45	413	121
Proceeds from exercise of warrants	950	1,442	592
Repayment of convertible debentures	-	-	(7,917)
Repayment of capital lease obligation	(14)	(108)	(156)
	881	16,370	28,250
NET CASH (OUTFLOW) INFLOW	(10,529)	(3,933)	15,744
EFFECT OF EXCHANGE RATE FLUCTUATIONS ON
CASH AND CASH EQUIVALENTS	(94)	(242)	(189)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(10,623)	(4,175)	15,555
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	19,887	24,062	8,507
CASH AND CASH EQUIVALENTS, END OF YEAR	$9,264	$19,887	$24,062
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Amount of interest paid in the year	$2	$5	$20
Amount of income taxes paid in the year	$-	$-	$5

(See accompanying notes to the consolidated financial statements)

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

1.	DESCRIPTION OF BUSINESS

Biomira Inc. (the “Company”) is a biotechnology company incorporated under the Canada Business Corporations Act in 1985. The Company is engaged in the development of therapeutic products for the treatment of cancer, applying proprietary and patentable technologies primarily in the fields of immunotherapy and organic chemistry.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which do not differ materially from those applied in the United States, except as disclosed in Note 17.

Basis of consolidation

The Company’s financial statements include the accounts of its wholly-owned subsidiaries, Biomira USA Inc., Biomira International Inc. and Biomira BV, and its 90% owned subsidiary Oncodigm Biopharma Inc., on a fully consolidated basis. All intercompany balances and transactions have been eliminated upon consolidation.

Accounting estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Significant estimates include the valuation of long-term investments, the fair value of stock option and restricted share units granted and warrants issued, the useful lives of capital and intangible assets, the amortization period of deferred revenues and the valuation allowance of the future income tax asset.

Cash and cash equivalents

Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, with original maturities of three months or less at the time of purchase.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Short-term investments

Short-term investments, which are liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and with original maturities greater than three months at the time of purchase, are carried at the lower of amortized cost and market value. Gains and losses on disposal of short-term investments are included in investment income in the period of realization. Premiums or discounts are amortized over the remaining maturity of the instrument and reported in investment income in the consolidated statements of operations.

Derivative financial instruments

The Company does not generally utilize derivative financial instruments. However, the Company may use foreign exchange forward contracts in order to reduce the impact of fluctuating foreign currency exchange rates on its foreign currency denominated cash, cash equivalents, and short-term investments. These foreign exchange forward contracts are not designated as hedges. They require the exchange of payments without the exchange of the notional principal amount on which the payments are based. These instruments are recognized in the consolidated balance sheets and measured at fair value, with changes in fair value recognized immediately in investment and other income in the consolidated statements of operations.

The Company’s policy is not to utilize derivative instruments for trading or speculative purposes.

Long-term investment

The long-term investment is recorded at cost. When, in the opinion of management, an other than temporary decline in value has occurred, the investment is written down to its fair value. In determining the fair value, management relies upon quoted market prices and on its judgment and knowledge of the investment and of general business and economic conditions that prevail and are expected to prevail. These estimates are limited due to the uncertainty of predictions concerning future events.

Capital assets and amortization

Capital assets are recorded at cost and amortized over their estimated useful lives on a straight-line basis, as follows:

Scientific equipment	20%
Office equipment	20%
Manufacturing equipment	25%
Computer software and equipment	33 1/3%
Leased equipment	Shorter of useful life or the term of the lease
Leasehold improvements	Shorter of useful life or the term of the lease

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company evaluates the carrying value of capital assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized when the carrying amount of a capital asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition, and is measured as the amount by which the capital asset's carrying amount exceeds its fair value.

Goodwill and intangible assets

Indefinite life assets such as goodwill and intangible assets are initially recognized and carried at cost. Such assets are not amortized, but are reviewed annually for impairment, or when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When such review indicates that estimated future cash flows or benefits associated with these assets would not be sufficient to recover their carrying value, the excess of carrying value over fair value will be recognized as an impairment loss and charged to expense in the period that impairment has been determined. The Company has not recorded any amounts in respect of goodwill or intangible assets with indefinite lives in the consolidated balance sheets.

Finite life intangible assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives. Such assets are reviewed for impairment when events or circumstances indicate that the carrying value may not be recoverable. An impairment loss would be recognized when the carrying value of the assets is greater than the estimated undiscounted future cash flows expected to be provided by the asset. The amount of the impairment loss, if any, is the excess of its carrying value over its estimated discounted cash flows. As at December 31, 2005, there were no events or circumstances indicating that the carrying value of the finite life intangible assets may not be recoverable.

Revenue recognition

Revenue from contract research and development consists of non-refundable research and development funding received under the terms of collaborative agreements. Such funding compensates the Company for clinical trial expenses related to the collaborative development programs for certain product candidates of the Company, and is recognized as revenue at the time that clinical activities are performed under the terms of collaborative agreements.

Revenue from collaborative agreements typically consists of initial technology access or licensing fees and milestone payments triggered by specified events. Initial lump-sum payments for such technology access or licensing fees are recorded as deferred revenue when received and recognized as revenue on a straight-line basis over the term of the license agreement or the related product lifecycle, whichever is shorter. Milestone payments are recognized as revenue upon performance of obligations defined as milestones in the agreements.

Licensing and royalty revenues, as well as other revenues from third party contracts, are recognized as earned on an accrual basis in accordance with the terms of the contractual agreements.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Research and development costs

The Company expenses research costs as incurred. Development costs are also expensed as incurred unless the project meets Canadian generally accepted accounting criteria for deferral and amortization.

Product development costs are deferred and amortized once technical and market viability have been established. Deferred development costs are amortized on a straight-line basis over the expected commercial life of the related product. Annually, the Company reviews the recoverability of deferred development costs through an evaluation of the expected future discounted cash flows from the associated products, and considers current and future market and regulatory developments to test for permanent impairment.

To date, no development costs have been deferred.

Foreign currency translation

Revenue and expense transactions denominated in foreign currencies are translated into Canadian dollars at the average exchange rates in effect at the time of such transactions. Monetary assets and liabilities are translated at current rates at the balance sheet date. Gains or losses resulting from these translation adjustments are included in other income or expense.

The operations of the Company’s foreign subsidiaries are considered to be integrated foreign operations and, accordingly, are converted to Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date, non-monetary assets and liabilities are translated at the rate in effect when the assets were acquired or liabilities were assumed and items included in the statements of operations at the average exchange rates in effect at the date of such transactions with resulting exchange gains or losses included in the determination of earnings.

Stock-based compensation

The Company sponsors two stock-based compensation plans, a stock option plan and a restricted share unit plan, that are described in Note 11. Effective January 1, 2004, the Company adopted the fair value based method of accounting for employee stock options that were granted to employees on or after January 1, 2002, as required by Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. The change was adopted retroactively without restatement. Under this method, the estimated fair value of the stock options granted is recognized over the applicable vesting period as a charge to stock compensation expense and a credit to contributed surplus. When stock options granted on or after January 1, 2002 are exercised, the proceeds received and the related amount in contributed surplus are credited to share capital. For stock options granted prior to January 1, 2002, the Company continues to follow the accounting policy under which no expense is recognized. When these stock options are exercised, the proceeds are credited to share capital.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

As a result of the adoption of the fair value based method, the opening balances of deficit, contributed surplus, and share capital were increased by $1,573, $1,546, and $27 respectively at January 1, 2004.

Stock options granted to non-employees are deemed to be consideration given up in exchange for goods or services and measured using the Black-Scholes option pricing model to determine their fair value, which is charged to the appropriate asset or expense.

Restricted share units granted to non-employee Directors are accounted for using the fair value based method of accounting. Under this method, the estimated fair value of the restricted share units granted is recognized over the applicable vesting period as a charge to stock compensation expense.

Employee future benefits

The Company accounts for obligations for future employee benefits arising from current service on an accrual basis.

Earnings per share

Basic earnings per common share are calculated using the weighted average number of common shares outstanding during the year.

Diluted earnings per common share are calculated on the basis of the weighted average number of shares outstanding during the period, plus the additional common shares that would have been outstanding if potentially dilutive common shares issuable under stock options, restricted share units and warrants had been issued using the treasury stock method. The calculation of diluted earnings per share also applies the if-converted method for convertible debentures, which assumes conversion into common shares outstanding since the beginning of the period.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income assets and liabilities are determined based on the differences between the carrying amounts and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

3.	ACCOUNTING POLICY CHANGES

          Accounting standards adopted in the current year

Variable interest entities

Effective January 1, 2005, the Company adopted the recommendations of CICA Handbook Accounting Guideline 15 (AcG-15), Consolidation of Variable Interest Entities, effective for annual and interim periods beginning on or after November 1, 2004. Variable interest entities (VIEs) refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should consolidate them.

The Company has determined that adoption of AcG-15 does not have an effect on its financial position, results of operations or cash flows in the current period or the prior periods presented.

Financial instruments - disclosure and presentation

Effective January 1, 2005, the Company adopted the amended recommendations of CICA Handbook Section 3860, Financial Instruments - Disclosure and Presentation, effective for fiscal years beginning on or after November 1, 2004. Section 3860 requires that certain obligations that may be settled at the issuer’s option in cash or the equivalent value by a variable number of the issuer’s own equity instruments be presented as a liability.

The Company has determined that adoption of Section 3860 does not have a material effect on its financial position or results of operations in the current period or the prior periods presented.

Accounting standards effective in future years

Comprehensive income, and equity

In January 2005, the Accounting Standards Board (“AcSB”) of the CICA issued new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity. Section 1530 establishes standards for reporting and display of comprehensive income. It defines other comprehensive income to include revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530 and recommends that an enterprise should present separately the following components of equity: retained earnings, accumulated other comprehensive income, the total for retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

3.	ACCOUNTING POLICY CHANGES (continued)

Financial instruments - recognition and measurement

In January 2005, the AcSB of the CICA issued Handbook Section 3855, Financial Instruments - Recognition and Measurement. The new accounting standard requires that all financial instruments, including derivatives are to be included on a company’s balance sheet and measured, either at their fair value or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. The standards also specify when gains and losses as a result of changes in fair values are to be recognized in the income statement.

Hedges

In January 2005, the AcSB of the CICA issued Handbook Section 3865, Hedges. The new accounting standard extends existing requirements for hedge accounting and comprehensively specifies how hedge accounting should be performed.

The mandatory effective date for the new Sections 1530, 3251, 3855 and 3865 is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company is in the process of evaluating the impact of these recently issued standards on its financial position and results of operations.

Non-monetary transactions

In June 2005, the AcSB issued Handbook Section 3831, Non-Monetary Transactions, replacing Section 3830 of the same title. The new accounting standard requires all non-monetary transactions be measured at fair value unless certain conditions are satisfied. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006.

The Company is in the process of evaluating the impact of the recently issued standard on its financial position and results of operations.

Implicit variable interests under AcG-15

In October 2005, the Emerging Issues Committee of the CICA (the “EIC”) issued Abstract No. 157, Implicit Variable Interests under AcG-15 (EIC-157), to address whether a company has an implicit variable interest in a VIE or potential VIE when specific conditions exist. An implicit variable interest acts the same as an explicit variable interest except it involves the absorbing and/or receiving of variability indirectly from the entity (rather than directly). The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. EIC-157 will be effective in the first quarter of 2006.

The Company does not expect the impact of this abstract to be material.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

4.	ACCOUNTS RECEIVABLE

	2005	2004

Customer, net of allowance for doubtful accounts - nil (2004 - nil)	$1,116	$664
Other	75	63
Employees	88	9
	$1,279	$736

One customer accounted for 82% and 86% of customer accounts receivable at December 31, 2005 and 2004, respectively. The Company does not require a provision for doubtful accounts.

5.	CAPITAL ASSETS

	2005
		Accumulated	Carrying
	Cost	Amortization	Value

Scientific equipment	$4,219	$4,065	$154
Office equipment	372	309	63
Manufacturing equipment	393	197	196
Computer software and equipment	763	740	23
Computer equipment under capital lease	140	23	117
Leasehold improvements	1,021	928	93
	$6,908	$6,262	$646

	2004
		Accumulated	Carrying
	Cost	Amortization	Value

Scientific equipment	$4,227	$4,019	$208
Office equipment	337	271	66
Manufacturing equipment	197	157	40
Computer software and equipment	918	898	20
Computer equipment under capital lease	-	-	-
Leasehold improvements	979	930	49
	$6,658	$6,275	$383

During the year, net additions (disposals) of computer equipment under capital lease amounted to $140 (2004 - nil; 2003 - nil).

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

6.	INTANGIBLE ASSET

	2005
		Accumulated	Carrying
	Cost	Amortization	Value
Licenses	$506	$131	$375

	2004
		Accumulated	Carrying
	Cost	Amortization	Value
Licenses	$506	$26	$480

The Company entered into a licensing agreement with a third party dated October 20, 2004, pursuant to which the Company was granted a non-exclusive, worldwide royalty-bearing license to use certain patented technology for use in the development of the Company’s product candidates. Under the license agreement the Company paid an upfront license issue fee of $506 and will make further payments upon the attainment of certain milestones relating to the commercial development of the product candidates.

The upfront license issue fee has been recorded at cost and will be amortized on a straight-line basis over five years, representing the estimated period of the related development project for which reasonable certainty exits.

7.	LONG-TERM INVESTMENT

The long-term investment is comprised of common shares of Prima Biomed Ltd. that were obtained in July 2005 in exchange for common shares, with an equivalent carrying value, of Cancer Vac Pty. Ltd.

As the equity investment in Prima BioMed Ltd. is not subject to significant influence, it is accounted for using the cost method.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2005	2004
Accounts payable	$469	$390
Accrued compensation costs	1,246	992
Accrued research and development costs	559	238
Other accrued liabilities	527	411
	$2,801	$2,031

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

9.	LEASE OBLIGATIONS

          Capital leases

The Company is committed to annual minimum payments under capital lease agreements for computer equipment as follows:

2005

2006	$50
2007	50
2008	34
134
Less amounts representing interest at a rate of 5.03%	8
126
Less current portion	45
$81

Interest expense on capital leases in the amount of $2 (2004 - $5; 2003 - $20) has been recorded in the consolidated statements of operations.

Operating leases

The Company is committed to annual minimum payments under operating lease agreements for premises and equipment over the next three years, as follows:

2006	$771
2007	261
2008	26
$1,058

Minimum rental expense for premises and equipment in the amount of $703 (2004 - $678; 2003 - $579) and sublease rental income of nil (2004 - nil; 2003 - $20) have been recorded in the consolidated statements of operations. The Company’s lease on its corporate facility expired in March 2005. The lease has been renewed for an additional two years expiring on March 31, 2007, however the Company is still in the process of negotiating the new lease rate and continues to pay at the previous rate. The associated cost of the renewal has been reflected in the above schedule of annual minimum payments under operating lease agreements at the previous rate.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

10.	SHARE CAPITAL

Authorized shares

12,500 non-cumulative, non-voting, Class A preference shares, redeemable at $100 per share on an annual basis, to the extent possible, out of 20% of the net profits of the Company for each year.

The difference between the redemption value and the book value of the Class A preference shares will be recorded at the time that the fair value of the shares increases to redemption value based on the Company becoming profitable.

Unlimited number of Class B preference shares issuable in series.

The Class B preference shares may be issued solely by resolution of the Board of Directors. The Board has the authority, subject to limitations set out in the Canada Business Corporations Act, to fix the number of shares in each series and to determine the designation of rights, privileges, restrictions, and conditions to be attached to each such series.

Unlimited number of common voting shares issuable.

Shares issued and outstanding

			2005		2004		2003
			Shares	Amount	Shares	Amount	Shares	Amount
Class A preference
Issued and outstanding, beginning and end of year			12,500	$30	12,500	$30	12,500	$30

Common voting
Issued and outstanding, beginning of year (Note 2)			78,339,978	$374,007	72,545,232	$359,670	53,795,573	$328,537
Exercise of stock options	(a	)	21,907	76	181,375	597	46,000	121
Financing:
1999 CSPA	(b	)	-	-	-	-	1,366,817	2,432
Equity placements	(c	)	-	-	4,891,051	11,564	17,070,176	27,664
Exercise of warrants	(d	)	454,679	1,414	722,320	2,176	266,666	889
Issued and outstanding, end of year			78,816,564	$375,497	78,339,978	$374,007	72,545,232	$359,643

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

10.	SHARE CAPITAL (continued)

Warrants issued and outstanding

		2005		2004		2003
		Warrants	Amount	Warrants	Amount	Warrants	Amount
Warrants
Issued and outstanding, beginning of year		3,631,800	$7,442	4,251,999	$8,555	975,000	$3,338
Equity placements	(c)	-	-	1,077,121	2,959	3,543,665	5,514
Exercise of warrants	(d)	(454,679)	(464)	(722,320)	(734)	(266,666)	(297)
Expiration of warrants	(e)	(2,100,000)	(4,019)	(975,000)	(3,338)	-	-
Issued and outstanding, end of year		1,077,121	$2,959	3,631,800	$7,442	4,251,999	$8,555

The following table summarizes information on warrants outstanding at December 31, 2005:

Exercise Prices	Number Outstanding	Expiry Date

US $3.45	1,077,121	December 14, 2007

At the warrant holder’s option and upon payment of the exercise price by the holder, the warrants may be exchanged for an equal number of common shares of the Company.

Contributed surplus

The following table summarizes changes in contributed surplus:

			2005	2004	2003

Beginning of year (Note 2)			$14,661	$10,447	$8,901
Stock compensation expense (Note 11)			1,130	1,060	-
Exercise of stock options	(a	)	(31)	(184)	-
Expiration of warrants	(e	)	4,019	3,338	-

End of year			$19,779	$14,661	$8,901

Share transactions

(a)    Exercise of stock options

During 2005, 21,907 (2004 - 181,375; 2003 - 46,000) stock options with a weighted average exercise price of $2.06 (2004 - $2.28; 2003 - $2.63) per share were exercised. Share capital was credited with an amount of $76 (2004 - $597; 2003 - $121) representing cash proceeds of $45 (2004 - $413; 2003 - $121) and the carrying value attributed to the stock options of $31 (2004 - $184; 2003 - nil) (Note 11).

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

10.	SHARE CAPITAL (continued)

(b)    1999 CSPA

On August 30, 1999, the Company entered into a Common Stock Purchase Agreement (CSPA) allowing the Company to access up to US $100 million from the sale of a maximum of 8.6 million common shares pursuant to a common stock equity line. The Company may, at its option, issue and sell its common shares over a period of 42 months commencing in September 1999, at a discount of 7% from the average daily price of the common shares. The equity line agreement expired on June 8, 2003.

During 2003, the Company issued 1,366,817 common shares for proceeds of $2,432, net of issue costs of $4. A total of 7,519,039 shares of the 8.6 million under the CSPA were issued for gross proceeds of $76,020.

(c)    Equity placements

During 2003, the Company completed three placements of common shares and immediately detachable purchase warrants, under a Base Shelf Prospectus which expired on May 31, 2004, as described below:

(i)
On April 29, 2003, the Company issued 4,824,562 common shares and 863,061 detachable warrants for proceeds of $7,524, net of issue costs of $427. Of the net proceeds, $6,515 and $1,009 have been allocated to common shares and warrants, respectively. The warrants, of which 814,815 and 48,246 have an exercise price of US $1.66 and US $1.74, respectively, are immediately exercisable. All 863,061 warrants were exercised prior to the expiry date of April 29, 2005.

(ii)
On May 8, 2003, the Company issued 3,245,614 common shares and 580,604 detachable warrants for proceeds of $4,853, net of issue costs of $310. Of the net proceeds, $4,367 and $486 have been allocated to common shares and warrants, respectively. The warrants, of which 548,148 and 32,456 have an exercise price of US $1.66 and US $1.74, respectively, are immediately exercisable. All 580,604 warrants were exercised prior to the expiry date of May 8, 2005.

(iii)
On October 1, 2003, the Company issued 9,000,000 common shares and 2,100,000 detachable warrants for proceeds of $20,801, net of issue costs of $999. Of the net proceeds, $16,782 and $4,019 have been allocated to common shares and warrants, respectively. The warrants have an exercise price of US $2.30 and are not exercisable until after March 18, 2004, with the exception of 30,000 warrants that are not exercisable until after October 1, 2004. All 2,100,000 warrants expired on September 18, 2005.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

10.	SHARE CAPITAL (continued)

Under the terms of a Base Shelf Prospectus dated July 13, 2004, and registered with the securities commissions in Canada and the U.S., the Company may issue, from time to time during the 25 month period the prospectus remains effective, in aggregate up to US $100 million of securities including common stock, preferred stock, debt securities, and warrants, in any combination thereof (Note 19).

On December 14, 2004, the Company issued 4,891,051 common shares and 1,077,121 detachable warrants for proceeds of $14,523, net of issue costs of $711, of which $100 is in accounts payable at December 31, 2004. Of the net proceeds, $11,564 and $2,959 have been allocated to common shares and warrants, respectively. The warrants have an exercise price of US $3.45 and are not exercisable until after June 15, 2005, with the exception of 98,910 warrants that are not exercisable until after December 14, 2005. The 1,077,121 warrants expire on December 14, 2007.

The Company used the Black-Scholes option pricing model to calculate the fair value of the warrants issued.

(d)    Exercise of warrants

During 2005, 422,223 and 32,456 (2004 - 674,074 and 48,246; 2003 - 266,666) warrants with an exercise price of US $1.66 and US $1.74 (2004 - US $1.66 and US $1.74; 2003 - US $1.66), respectively, were exercised. Share capital was credited with an amount of $1,414 (2004 - 2,176; 2003 - $889), representing cash proceeds of $950 (2004 - $1,442; 2003 - $592) and the carrying value attributed to the warrants of $464 (2004 - $734; 2003 - $297).

(e)    Expiration of warrants

During 2005, 2,100,000 warrants (2004 - 775,000 and 200,000, 2003 - nil) with an exercise price of US $2.30 (2004 - US $6.00 and US $4.09; 2003 - nil), respectively, expired. Contributed surplus was credited with an amount of $4,019 (2004 - $3,338; 2003 - nil), representing the carrying value attributed to the warrants.

(f)    Loss per share

For 2005 and the comparative years presented, shares potentially issuable upon the exercise or conversion of director and employee share options and non-employee director restricted share units (Note 11), warrants issued in connection with the 1999 CSPA (Note 10(b)), shares contingently issuable in connection with the May 2, 2001 Merck KGaA agreement (Note 12), convertible debentures and purchase warrants issued in connection with the convertible debentures, and purchase warrants issued in connection with the 2003 and 2004 equity placements under the Base Shelf Prospectuses dated April 30, 2002 and July 13, 2004, respectively, (Note 10(c)), have been excluded from the calculation of diluted loss per share because the effect would have been anti-dilutive.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

11.	STOCK-BASED COMPENSATION

Stock Option Plan

The Company sponsors a Share Option Plan under which a maximum of 6,400,000 common shares of the Company may be granted to employees, directors, and service providers. The exercise price of each option equals the minimum of the market value at the date immediately preceding the date of the grant. In general, options issued under the plan begin to vest after one year from the date of the grant, are exercisable in equal amounts over four years on the anniversary date of the grant, and expire eight years following the date of the initial grant.

A summary of the status of the Company’s share option plan as of December 31, 2005, 2004 and 2003, and changes during the years ending on those dates are presented below:

	2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
	Share	Exercise	Share	Exercise	Share	Exercise
	Options	Price	Options	Price	Options	Price
Outstanding, beginning of year	3,736,599	$4.67	4,519,418	$5.43	4,600,611	$6.18
Granted	1,282,065	2.16	535,627	2.15	903,713	1.85
Exercised	(21,907)	2.06	(181,375)	2.28	(46,000)	2.63
Cancelled	(635,817)	4.40	(1,137,071)	6.89	(938,906)	5.83
Outstanding, end of year	4,360,940	$3.99	3,736,599	$4.67	4,519,418	$5.43
Options exercisable, end of year	2,543,080	$5.29	2,579,900	$5.65	3,157,334	$5.91

The following table summarizes information on share options outstanding and exercisable at December 31, 2005:

	Share Options Outstanding			Share Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Range of Exercise	Number	Contractual	Exercise	Number	Exercise
Prices ($ per share)	Outstanding	Life (years)	Price	Outstanding	Price
1.51 - 2.09	1,018,569	6.37	$1.76	485,802	$1.81
2.10 - 3.99	2,483,496	5.21	$2.62	1,231,496	$2.99
4.00 - 7.00	436,375	3.86	$5.95	403,282	$5.99
7.01 - 14.00	6,500	3.19	$10.66	6,500	$10.66
14.01 - 23.10	416,000	2.69	$15.38	416,000	$15.38
	4,360,940	5.10	$3.99	2,543,080	$5.29

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

11.	STOCK-BASED COMPENSATION (continued)

In 2005, stock compensation expense of $1,129 (2004 - $1,060) was recognized on the stock option plan, representing the amortization applicable to the current period of the estimated fair value of options granted since January 1, 2002. An amount of $31 (2004 - $184) arising from the exercise of these options during the year was credited to share capital from contributed surplus. For 2003, the Company elected to continue measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. Had compensation cost for the Company’s share option plan been determined at the grant date of the awards using the fair value method, additional compensation expense would have been recorded in the consolidated statements of operations.

As required by the standard, 2003 pro-forma net loss and loss per share, reflecting the impact of stock-based compensation arising from awards to employees and directors since January 1, 2002, are presented in the table below:

2003

Net loss	$18,974
Compensation expense	1,227
Pro-forma net loss	$20,201
Pro-forma basic and diluted loss per share	$0.32

The Company uses the Black-Scholes option pricing model to value the options at each grant date, under the following weighted average assumptions:

	2005	2004	2003
Weighted average grant-date fair value per share option	$1.85	$1.83	$1.57
Expected dividend rate	0%	0%	0%
Expected volatility	115.01%	112.88%	112.42%
Risk-free interest rate	3.68%	3.82%	4.29%
Expected life of options in years	6.0	6.0	6.0

The amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

11.	STOCK-BASED COMPENSATION (continued)

Restricted Share Unit Plan

At the Company’s Annual General Meeting on May 18, 2005 a Restricted Share Unit Plan (the “RSU Plan”) for non-employee directors was approved by the shareholders. The RSU Plan provides for grants to be made from time to time by the Board or a committee thereof. Each grant will be made in accordance with the RSU Plan and terms specific to that grant and will be converted into one common share of Biomira at the end of the grant period (not to exceed five years) without any further consideration payable to Biomira in respect thereof. The current maximum number of common shares of the Company reserved for issuance pursuant to the RSU Plan is 500,000.

A summary of the status of the Company’s restricted share unit plan as of December 31, 2005, and changes during the year are presented below:

2005
Weighted
	Restricted	Average
	Share	Fair Value
	Units	Per Unit
Outstanding, beginning of year	-	$-
Granted on December 14, 2005	114,000	1.60
Settled	-	-
Cancelled	-	-
Outstanding, end of year	114,000	$1.60

Restricited share units convertible, end of year	-	$-

In 2005, stock compensation expense of $1 was recognized on the RSU plan, representing the amortization applicable to the current period of the estimated fair value of restricted share units granted.

The fair value of the RSU is determined to be the equivalent of the Company’s common shares closing trading price on the date immediately prior to the grant.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

12.	COLLABORATIVE AGREEMENTS

On May 3, 2001, the Company entered into a collaborative arrangement with Merck KGaA of Darmstadt, Germany to pursue joint global product development, licensing, and commercialization of the Company’s two lead candidates, L‑BLP25 vaccine and Theratope® vaccine, for the treatment of various cancer indications (Note 19).

Upon execution of the collaborative agreements, Merck KGaA made an upfront payment of $10,534 to the Company comprising technology access, licensing, and other fees related to L‑BLP25 and Theratope. This payment has been recorded as deferred revenue and is being recognized as revenue on a straight-line basis over 10 years.

In June 2004, Merck KGaA returned all of their rights to develop and commercialize Theratope to the Company in accordance with certain provisions under the collaborative agreements. As a result thereof, the second quarter included an addition to income of $5,903 representing the recognition into income of the remaining deferred revenue balance from Merck KGaA related to Theratope.

The table below presents the accounting treatment of the payments received in respect of the agreements:

	2005	2004	2003
Deferred revenue balance, beginning of year	$1,797	$7,724	$8,777
Additional revenues deferred in the year	-	975 (1)	-
Less revenue recognized in the year:
Licensing revenue from collaborative agreements	(207)	(6,539)	(1,053)
Contract research and development	(347)	(363)	-
Deferred revenue balance, end of year	1,243	1,797	7,724
Less deferred revenue - current portion	207	556	1,053
Deferred revenue - long-term	$1,036	$1,241	$6,671
(1) Of the $975 deferred in the year, $264 was a non-cash item.

Under the terms of the agreements related to funding of clinical research and development activities, the parties agreed to equal co-funding of eligible clinical research and development costs related to obtaining regulatory approval in North America. Research and development costs incurred to obtain regulatory approval outside of North America are the sole responsibility of Merck KGaA. The Company and Merck KGaA reconcile joint research and development costs on a quarterly basis, and when it results in funding payments to the Company, the Company records such non-refundable amounts as contract research and development revenue. When the reconciliation results in funding payments to Merck KGaA, the Company will record such non-refundable amounts as research and development expense.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

12.	COLLABORATIVE AGREEMENTS (continued)

For fiscal 2005, the Company has recognized in revenue $3,842 (2004 - $2,150; 2003 - $2,309) of non-refundable funding from Merck KGaA.

Under the terms of the agreements related to product supply, marketing, and distribution, the Company is responsible for product manufacturing and product supply for all territories, whereas the Company and Merck KGaA are jointly responsible for sales, marketing, and distribution in North America. The Company will receive royalties from Merck KGaA related to product sales outside North America, whereas the Company and Merck KGaA will share equally in net revenues from product sales in North America after deductions for marketing and manufacturing costs (including third party royalties).

Marketing and business development costs include the Company’s equal share of co-funded North American marketing and pre-launch activities, as well as internal costs to develop a marketing capability. The parties reconcile these joint marketing and business development expenditures on a quarterly basis, and when such reconciliation results in funding payments to Merck KGaA, the Company records such non-refundable amounts as marketing and business development expense.

Under a letter of undertaking dated May 3, 2001, both parties have agreed to mutually indemnify each other for any withholding tax liability arising from payments under the agreements. It is the understanding of the Company that payments under the agreements should not be subject to withholding taxes, which would otherwise constitute a tax liability of $1.2 million. There is no further recourse from third parties for payment of this amount, which has not been recorded in the financial statements as at December 31, 2005. Any tax liability assessed in the future will be recorded as it becomes determinable.

On May 2, 2001, under the terms of a Common Stock Purchase Agreement (CSPA) with Merck KGaA, the Company issued 1,912,216 common shares for proceeds of $23,026, net of issue costs of $14. Upon achievement of certain milestones, additional common shares will be issued for contractual proceeds US $1,500, the number of common shares to be determined based on a premium over the 90 day weighted average price of the common shares immediately prior to the milestone date.

During 2005 (2004 - nil; 2003 - nil), no additional common shares were issued under the Merck KGaA CSPA.

13.	IMPACT OF FOREIGN CURRENCY TRANSLATION

Included in investment and other income (expense) of $795 (2004 - $368; 2003 - ($295)) in the consolidated statements of operations is a net foreign exchange gain (loss) of $16 (2004 - $(260) 2003 - ($1,323)).

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

14.	INCOME TAX BENEFIT

The Company’s consolidated income tax position comprises tax benefits and provisions arising from the respective tax positions of its taxable entities. A reconciliation of the income and large corporation tax benefit (provision) at the Canadian statutory rate to the benefit (provision) at the effective rate is as follows:

	2005	%	2004	%	2003	%
Recovery of income taxes based on statutory rates	$6,509	33.6	$4,282	33.9	$6,963	36.7
Tax benefit of losses not recognized in financial statements	(6,509)	(33.6)	(4,282)	(33.9)	(6,963)	(36.7)
Benefit from sale of subsidiary tax losses	348	1.8	418	3.3	303	1.5
Large corporations tax	-	-	(12)	(0.1)	(52)	(0.2)
	$348	1.8	$406	3.2	$251	1.3

Future income taxes are comprised of:

	2005	2004	2003
Future income tax asset
Capital assets	$967	$1,103	$1,288
Tax benefits from losses carried forward and tax credits	62,968	62,134	65,618
Future income tax asset before allowance	63,935	63,237	66,906
Less valuation allowance	(63,935)	(63,237)	(66,906)
Future income tax liability	$-	$-	$-

Future income taxes - net	$-	$-	$-

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

14.	INCOME TAX BENEFIT (continued)

At December 31, 2005, the Company has accumulated non-capital losses for Canadian income tax purposes of nil that can be used to offset taxable income in future periods. The Company also has unclaimed federal investment tax credits of $18,014 (2004 - $16,763) that expire in fiscal years 2008 through 2015. The Company has available capital cost allowance pools of $4,845 (2004 - $4,948) for deduction against federal tax and $820 (2004 - $1,023) for provincial tax. Also available to offset income in future periods are Canadian scientific research and experimental development expenditures of $120,498 (2004 - $112,879) for federal purposes and $50,793 (2004 - $47,592) for provincial purposes. These expenditures may be utilized in any period and may be carried forward indefinitely. The Company also has capital losses of $22,984 (2004 - $22,984) and provincial capital losses of $23,075 (2004 - $23,075) that can be carried forward indefinitely to offset future capital gains.

The Company has accumulated net operating losses in the U.S. of $42,206 (2004 - $43,753) for federal purposes and $15,856 (2004 - $19,891) for state purposes, some of which are restricted pursuant to Section 382 of the Internal Revenue Code, and which may not be available entirely for use in future years. These losses expire in fiscal years 2005 through 2022. During 2005, the Company sold New Jersey State operating loss carry forwards and research and development tax credits, resulting in the recognition of a tax benefit of $348 (2004 - $418). The Company also has federal research and development and New Jersey general business tax credit carry forwards of $1,059 (2004 - $1,094) and $478 (2004 - $602), respectively, that will expire in fiscal years 2005 through 2022, if not utilized. There are no capital losses for federal or state purposes available for carry forward to offset future capital gains.

The losses and credits of other subsidiaries have not been included as their tax effect on the consolidated results is immaterial due to the low tax rates in those jurisdictions.

15.	CONTINGENCIES, COMMITMENTS, AND GUARANTEES

Royalties

In connection with the issuance of the Class A preference shares (Note 10), the Company has agreed to pay a royalty in the amount of 3% of the net proceeds of sale of any products sold by the Company employing technology acquired in exchange for the shares.

On September 2, 1999, the Company entered into an Option Agreement with Chiron Corporation (Chiron) in which the Company agreed to acquire Chiron’s rights and obligations related to a vaccine jointly developed by the two companies, subject to certain terms and conditions. On June 29, 2000, the Company exercised its option to terminate the collaboration agreement. As part of the termination agreement, the Company paid Chiron US $2,250 on June 30, 2000. An additional payment of US $3,250 will be payable to Chiron upon commercial launch of the vaccine in the U.S. No further obligation exists under either agreement.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

15.	CONTINGENCIES, COMMITMENTS, AND GUARANTEES (continued)

Pursuant to various license agreements, the Company is obligated to pay royalties based both on the achievement of certain milestones and a percentage of revenues derived from the licensed technology.

In addition, commencing December 31, 2005, the Company is committed to minimum annual payments of US $100 during the existence of a royalty term in exchange for a non-exclusive worldwide royalty-bearing license of technology (Note 6). Upon the achievement of certain milestones, additional payments will be triggered under the terms of the licensing agreement. These payments will be recognized as expense upon performance of obligations defined as milestones in the agreement (Note 19).

Employee benefit plan

Under a defined contribution plan available to permanent employees, the Company is committed to matching employee contributions up to limits set by the terms of the plan, as well as limits set by the Canadian and U.S. tax authorities. In 2005, the Company’s matching contributions to the plan totalled $222 (2004 - $204; 2003 - $215). There were no changes to the plan during the year.

Guarantees

The Company is contingently liable under a mutual undertaking of indemnification with Merck KGaA for any withholding tax liability that may arise from payments under the collaborative agreements (Note 12).

In the normal course of operations, the Company provides indemnifications that are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing transactions. These indemnification agreements may require the Company to compensate the counterparties for costs incurred as a result of various events, including environmental liabilities, changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparties as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that could be required to pay to counterparties. Historically, the Company has not made any significant payments under such indemnifications and no amounts have been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

16.	FINANCIAL INSTRUMENTS

Financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable and long-term investments that will result in future cash receipts, as well as accounts payable and accrued liabilities, capital lease obligation, and redeemable preference shares that require future cash outlays.

Credit risk

The Company is exposed to credit risk on its short-term investments in the event of non-performance by counterparties, but does not anticipate such non-performance. The Company monitors the credit risk and credit standing of counterparties on a regular basis and deals with a small number of companies that management believes are reputable and stable. Restricting its portfolio to investment grade securities, and diversifying its investments across industries, geographic regions, and types of securities mitigates the Company’s exposure to concentration of credit risk.

Financial risk

Financial risk is the risk to the Company’s earnings that arises from volatility in interest and foreign exchange rates. The Company has exposure to interest income risk through its investments in fixed-income securities that are sensitive to interest rate fluctuation.

Foreign exchange risk

The Company purchases goods and services denominated primarily in Canadian and U.S. currencies and, to a lesser extent, in certain European currencies. Since the Company earns a significant portion of its revenues in U.S. dollars, settling foreign currency denominated obligations out of cash flows in the same currencies, wherever possible, mitigates its foreign exchange exposure. To manage its exposure to foreign exchange risk through its holdings of cash and investments in U.S. dollars, the Company has considered, but generally does not utilize, derivative instruments.

During 2005, the Company did not enter into any foreign exchange forward contracts in order to reduce its exposure to fluctuating foreign currency exchange rates; however, in 2003, investment and other (expense) income included a realized loss $78 and unrealized gains and losses of nil relating to forward exchange contracts. As there were no open foreign exchange forward contracts as at December 31, 2005, 2004, and 2003, respectively, no assets or liabilities with respect to such contracts have been recorded in the consolidated balance sheets as at those dates.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

16.	FINANCIAL INSTRUMENTS (continued)

 Short-term investments

The fair values of short-term investments are assumed to be equal to their market value. These values are based upon quoted market prices.

Accounts receivable and accounts payable and accrued liabilities

The carrying amounts of accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

Long-term investment

The fair value of long-term investment is assumed to be equal to its market value. This value is based upon quoted market prices.

Capital lease obligation

The estimated fair value of the capital lease obligation is based on the present value of expected future cash flows discounted using an estimate of the Company’s current borrowing rate.

Class A preference shares

The fair value of the Class A preference shares is assumed to approximate their carrying value due to the fact that their realizable value is contingent upon meeting future profitability thresholds that cannot be determined with any certainty at this time.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment; therefore, they cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

16.	FINANCIAL INSTRUMENTS (continued)

Fair values

The estimated fair values of financial instruments are as follows:

	2005			2004
	Fair		Carrying	Fair	Carrying
	Value		Amount	Value	Amount
Assets
Cash and cash equivalents	$9,264		$9,264	$19,887	$19,887
Short-term investments	12,151		12,151	18,751	18,751
Accounts receivable	1,279		1,279	736	736
Long-term investment	204	(1)	264	264	264

Liabilities
Accounts payable and accrued liabilities	2,801		2,801	2,031	2,031
Capital lease obligation	127		126	-	-
Class A preference shares	30		30	30	30

(1) Based on the Company’s ability and intent to hold the long-term investment for a reasonable period of time sufficient to anticipate a recovery of the fair value, the Company does not consider the long-term investment to be other-than-temporarily impaired at December 31, 2005.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

17.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These consolidated financial statements have been prepared in accordance with Canadian GAAP that differs in some respects from those accounting principles generally accepted in the United States (U.S. GAAP). The following adjustments and disclosure would be required in order to present these consolidated financial statements in accordance with U.S. GAAP.

	2005	2004	2003
Consolidated statements of operations

Net loss (as reported)	$(19,025)	$(12,225)	$(18,974)
Stock compensation expense (6)	1,130	1,060	-
Intangible asset (3)	105	(480)	-
Reclassification adjustment - SFAS 115 (2)	-	-	(15)
Convertible debenture	-	-	(239)
Net loss - U.S. GAAP	$(17,790)	$(11,645)	$(19,228)

Consolidated statements of comprehensive loss

Net loss - U.S. GAAP	$(17,790)	$(11,645)	$(19,228)
Current year effect of SFAS 115 (2)	(60)	-	-
Reclassification adjustment - SFAS 115 (2)	-	-	(456)
Comprehensive loss - U.S. GAAP	$(17,850)	$(11,645)	$(19,684)

Weighted average shares outstanding	78,659,502	72,941,110	62,497,986

Loss per common share

Basic and diluted loss per share - Canadian GAAP	$0.24	$0.17	$0.31
Basic and diluted loss per share - U.S. GAAP	$0.23	$0.16	$0.31

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

17.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

	2005		2004
	Canadian	U.S.	Canadian	U.S.
Consolidated balance sheets	GAAP	GAAP	GAAP	GAAP

Intangible asset (3)	$375	$-	$480	$-
Long-term investment (2)	264	204	264	264
Share captial (1), (5), (6)	375,497	378,082	374,007	376,623
Warrants (5)	2,959	-	7,442	-
Contributed surplus (5), (6)	19,779	8,901	14,661	8,901
Additional paid-in capital (5)	-	10,631	-	11,095
Deficit (1), (3), (6)	(378,172)	(377,926)	(359,147)	(360,136)
Accumulated other comprehensive loss	-	(60)	-	-
Total Shareholders' equity	20,063	19,628	36,963	36,483

The cumulative effect of these adjustments on consolidated shareholder’s equity is as follows:

	2005	2004

Shareholders' equity (as reported)	$20,063	$36,963
Intangible asset (3)	(375)	(480)
Accumulated other comprehensive loss	(60)	-
Shareholders' equity - U.S. GAAP	$19,628	$36,483

Included in shareholders’ equity under U.S. GAAP is accumulated and other comprehensive income (loss), which refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income (loss) but are excluded from income (loss) as these amounts are recorded directly as an adjustment to shareholders’ equity, net of tax. There is no concept similar to comprehensive income under current Canadian GAAP.

The only component of comprehensive income that currently affects the Company’s performance is unrealized holding gains and losses on available-for-sale securities as follows:

	2005	2004

Accumulated other comprehensive loss (as reported)	$-	$-
Effects of SFAS 115 (2)	(60)	-
Accumulated other comprehensive loss - U.S. GAAP	$(60)	$-

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

17.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

	2005	2004	2003
Consolidated statements of cash flow - U.S. GAAP
Cash and cash equivalents, beginning of year	$19,887	$24,062	$8,507
Cash used in operating activities (3)	(17,616)	(18,872)	(23,901)
Cash (used in) provided by investing activities (3)	6,206	(1,432)	11,304
Cash (used in) provided by financing activities	881	16,371	28,341
Effect of exchange rate fluctuations on cash
and cash equivalents	(94)	(242)	(189)
Cash and cash equivalents, end of year	$9,264	$19,887	$24,062

The significant differences in accounting principles as they pertain to the accompanying consolidated financial statements are as follows:

(1)    Business acquisition

Under U.S. GAAP, the acquisition of Biomira USA Inc. (formerly OncoTherapeutics Inc.) in 1995 was valued at the stock market price of the shares issued at the date of closing. Under Canadian GAAP, the acquisition is valued at the fair value of the net assets acquired at the time the agreement was negotiated. The effect of this difference is that under U.S. GAAP the value of the net shares issued was higher, increasing the research and development acquired on acquisition by an equal amount. In addition, under U.S. GAAP, the in-process research and development acquired would be expensed on the date of acquisition, whereas under Canadian GAAP it must be deferred and amortized.

(2)    Available for sale securities

Under U.S. GAAP, SFAS No. 115 requires that available-for-sale securities be reported at fair value, with unrealized temporary holding gains and losses excluded from earnings and reported in comprehensive income and also as a net amount in accumulated other comprehensive income until realized. Canadian GAAP requires that these securities be carried at the lower of cost and market value with any unrealized losses recorded in the consolidated statements of operations. Once written down, these securities are not adjusted upward for subsequent appreciation in market value. Such gains are recognized only upon final disposition of the securities.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

17.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

As at December 31, 2005, the composition of available-for-sale securities, is as follows:

	Carrying	Fair
	Amount	Value

Short-term investments maturing within 90 days	$8,409	$8,409
Short-term investments maturing within 1 year	3,742	3,742
	$12,151	$12,151

Long-term investments	$264	$204	(1)

(1)Based on the Company’s ability and intent to hold the long-term investment for a reasonable period of time sufficient to anticipate a recovery of the fair value, the Company does not consider the long-term investment to be other-than-temporarily impaired at December 31, 2005.

(3)    Intangible assets acquired from others for use in research and development

Under Canadian GAAP, finite life intangible assets, such as patents and licenses, acquired from others for use in research and development activities, are deferred and recognized over the period of the related development project for which reasonable certainty exits. Under U.S. GAAP, amounts paid for intangible assets used solely in research and development activities with no alternative future use would be expensed.

(4)    Research and development

Under U.S. GAAP, all development costs are expensed as incurred. Under Canadian GAAP, development costs that meet generally accepted criteria for deferral are capitalized and amortized. As at December 31, 2005, the Company had not deferred any development costs.

Furthermore, under U.S. GAAP, acquired in-process research and development is written off at the time of acquisition and no future income taxes are recognized on this asset. Under Canadian GAAP, acquired in-process research and development is capitalized and amortized over its estimated useful life. Future income taxes are recognized at the acquisition date on that asset.

(5)    Warrants

Under U.S. GAAP, Emerging Issues Task Force 00-19 and APB Opinion No. 14, the fair value of warrants issued would be recorded as a reduction to the proceeds from the issuance of common shares and convertible debentures, with the offset to additional paid-in capital. The warrants have been presented as a separate component of shareholders’ equity for Canadian GAAP purposes.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

17.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(6)    Stock-based compensation

Effective January 1, 2004, the Company adopted the fair value based method of accounting for employee stock options granted on or after January 1, 2002, retroactively without restatement as allowed under the transitional provisions of CICA Handbook Section 3870 (Note 2). During 2005, the Company recorded stock compensation expense in the consolidated statement of operations, representing the amortization applicable to the current year at the estimated fair value of stock options granted since January 1, 2002; and an offsetting adjustment to contributed surplus and share capital of in the consolidated balance sheets arising from the exercise of these stock options during the year. No similar adjustments are currently required under U.S. GAAP as the Company has elected to continue measuring compensation expense, as permitted under SFAS No. 123, using the intrinsic value based method of accounting for stock options. Under this method, compensation is the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. Election of this method requires pro-forma disclosure of compensation expense as if the fair value method has been applied for awards granted in fiscal periods after December 15, 1994.

The table below presents the pro-forma disclosures required under U.S. GAAP:

	2005	2004	2003

Net loss to common shareholders - U.S. GAAP	$17,790	$11,645	$19,228
Compensation expense under SFAS No. 123	1,698	3,505	4,876
Pro-forma net loss to common shareholders - U.S. GAAP	$19,488	$15,150	$24,104
Pro-forma basic and diluted loss per share - U.S. GAAP	$0.25	$0.21	$0.39

The weighted average assumptions presented below are used in the Black-Scholes option pricing model to calculate the fair value of stock options granted during the year.

	2005	2004	2003

Weighted average grant-date fair value per share option	$1.85	$1.83	$1.57
Expected dividend rate	0%	0%	0%
Expected volatility	115.01%	112.88%	112.42%
Risk-free interest rate	3.68%	3.82%	4.29%
Expected life of options in years	6.0	6.0	6.0

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

17.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

New accounting standards

Under the Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin No.74 (SAB 74), the Company is required to disclose certain information related to recently issued accounting standards. SAB 74 requires that when a new accounting standard has been issued but has not yet been adopted, the registrant should discuss the effect that the new standard will have on the registrant's financial statements when adopted.

The SAB 74 disclosure requirement applies not only to the U.S. GAAP information presented by foreign registrants, but also to the GAAP used to prepare the primary financial statements included in SEC filings. In accordance with SAB 74, recently issued Canadian accounting standards are discussed in the notes to the consolidated financial statements in Note 3, Accounting Policy Changes, under the subsection Accounting Standards Effective in Future Years.

Accounting standards adopted in the current year

The EITF issued EITF Abstract 03-13 (‘‘EITF 03-13’’) to provide guidance on applying SFAS No. 144, ‘‘Determining Whether to Report Discontinued Operations’’ (‘‘SFAS 144’’). SFAS 144 discusses when an entity should disclose a ‘‘component’’ as discontinued operations. Under SFAS 144, a component should be disclosed as discontinued operations when continuing cash flows are eliminated and when there is no significant continuing involvement with the component. EITF 03-13 provides additional guidance on factors to consider in evaluating what constitutes continuing cash flows and continuing significant influence. This Statement is effective for fiscal periods beginning after December 15, 2004. The adoption of EITF 03-13 did not have a material impact on the Company’s consolidated financial position or results of operations.

Accounting standards effective in future years

On December 16, 2004, the FASB issued SFAS Statement No. 123(R), ‘‘Share-Based Payment’’. Statement 123(R) requires that compensation expense relating to share-based payments be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method. The standard no longer permits pro-forma disclosure. SFAS 123(R) is effective for the first annual reporting period that begins after June 15, 2005.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

17.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

To assist in the implementation of SFAS 123(R), the U.S. Securities and Exchange Commission (the ‘‘SEC’’) issued SAB No. 107, ‘‘Share Based Payment’’ (‘‘SAB 107’’). While SAB 107 addresses a wide range of issues, the largest area of focus is valuation methodologies and the selection of assumptions. Notably, SAB 107 lays out simplified methods for developing certain assumptions. In addition to providing the SEC staff’s interpretive guidance on SFAS 123(R), SAB 107 addresses the interaction of SFAS 123(R) with existing SEC guidance (e.g., the interaction with the SEC’s guidance dealing with non-GAAP disclosures). Its intent is to clarify, not change, any of SFAS 123(R)’s guidance.

In August 2005, the FASB issued FASB Staff Position (“FSP”) SFAS No. 123(R)-1, ‘‘Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No. 123(R)’’. Under SFAS No. 123(R) a freestanding instrument (such as a stock option) originally issued as employee compensation becomes subject to the recognition and measurement provisions of other GAAP when the rights conveyed by the instrument to the holder are no longer dependent upon the holder being an employee. Therefore, an issuer may be required to reclassify an equity instrument as a liability (or vice versa) once it is subject to other GAAP. As such, if the post-termination term of an employee stock option exceeds 90 days, the award may be subject to other accounting literature that could require liability classification prior to, or concurrent with, termination. To prevent such reclassification, FSP SFAS No. 123(R)-1 indefinitely defers the requirement in SFAS No. 123(R) for freestanding financial instruments to become subject to other GAAP, and other GAAP is applied only if the instrument is modified after the time. The guidance in this FSP is to be applied upon initial adoption of SFAS No. 123(R).

In October 2005, the FASB staff issued FSP SFAS No. 123(R)-2, ‘‘Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R)’’. The FSP provides that the grant date for purposes of accounting for stock-based compensation awards under SFAS No. 123(R) can be established prior to the communication of the key terms of the award to the recipient if certain conditions are met. The FSP represents a change from the FASB staff’s informal view, expressed in August 2005, that a grant date does not occur until communication to the employee has occurred. The guidance must be applied upon initial adoption of SFAS No. 123(R).

The Company plans to adopt SFAS No. 123(R) in fiscal 2006. Accordingly, commencing January 1, 2006, compensation expense will be recognized for all share-based payments based on grant-date fair value, including those that were previously disclosed on a pro-forma basis. The Company is reviewing this statement to determine the potential impact, if any, on its consolidated financial statements.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

17.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

In December 2004, the FASB issued SFAS No. 153, ‘‘Exchanges of Non-monetary Assets’’, an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this statement is issued. Retroactive application is not permitted. The Company does not expect the impact of this statement to be material.

In May 2005, the FASB issued SFAS No. 154, ‘‘Accounting Changes and Error Corrections’’ (‘‘SFAS 154’’), which replaces APB No. 20, ‘‘Accounting Changes’’ and SFAS No. 3, ‘‘Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28’’. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, on the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Management believes that the adoption of this statement will not have a material effect on the Company’s consolidated financial condition or results of operations.

In March 2004, the EITF reached consensus on Issue No. 03-1, ‘‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’’ (‘‘EITF 03-1’’). EITF 03-1 provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. EITF 03-1 is applicable to marketable debt and equity securities within the scope of SFAS No. 115, ‘‘Accounting for Certain Investments in Debt and Equity Securities’’ (‘‘SFAS 115’’), and SFAS No. 124, ‘‘Accounting for Certain Investments Held by Not-for-Profit Organizations’’, and equity securities that are not subject to the scope of SFAS 115 and not accounted for under the equity method of accounting. The FASB, at its June 29, 2005 Board meeting, decided not to provide additional guidance on the meaning of other-than-temporary impairment, but instead issued proposed FSP EITF 03-1-a, ‘‘Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1’’, as final, superseding EITF 03-1 and EITF Topic No. D-44, ‘‘Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value’’. The final FSP, retitled FSP FAS 115-1, ‘‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’’ (‘‘FSP FAS 115-1’’), would be applied prospectively and the effective date would be reporting periods beginning after December 15, 2005. The adoption of FSP FAS 115-1 is not expected to have a material impact on the Company’s consolidated results of operations and financial condition.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

18.	SEGMENTED INFORMATION

The Company is engaged world wide primarily in the biotechnology health care industry in a single business segment - research and development of therapeutic products for the treatment of cancer. Operations and long-lived assets by geographic region for the periods indicated are as follows:

	2005	2004	2003
Revenue from operations in
Canada	$518	$328	$120
United States	1	33	36
Barbados	3,780	5,880	2,824
Europe	78	2,700	436
	$4,377	$8,941	$3,416

Amortization
Canada	$240	$335	$417
United States	31	49	29
Barbados	105	26	-
	$376	$410	$446

Long-lived assets
Canada	$593	$330	$607
United States	53	53	34
Barbados	375	480	-
	$1,021	$863	$641

Long-lived assets and amortization consist of capital assets and intangible assets.

The Company derives significant revenue from certain customers. The number of customers that individually accounts for more than 10% of revenue and total revenue from transactions with those customers is as follows:

	Number of
	Customers	Revenue
2005	1	$4,031
2004	1	8,674
2003	1	3,362

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

19.	SUBSEQUENT EVENTS

Collaborative agreements

On January 26, 2006, Biomira announced the signing of a letter of intent to amend the agreements governing the collaboration between Biomira and Merck KGaA for L‑BLP25, currently in development for the treatment of non-small cell lung cancer (NSCLC).

Under the letter of intent, approved by the Boards of both Companies, Merck KGaA will take over administrative and financial responsibility for the development and commercialization of L‑BLP25 including the planned phase 3 trial in NSCLC, which remains on schedule with the enrolment of the first patient expected in mid 2006. Merck KGaA also plans to investigate the use of L‑BLP25 to treat other types of cancer. All future development, regulatory, commercialization and marketing costs for L‑BLP25 (including the planned phase 3 trial, but excluding the Canadian territory) will be borne exclusively by Merck KGaA effective March 1, 2006.

In return, Biomira’s co-promotion interest in U.S. sales will be converted to a specified royalty rate, which will be higher than what Merck KGaA has agreed to pay on its sales of L‑BLP25 in markets outside of North America (the Rest of World (ROW)). The royalty and other arrangements with respect to the ROW will remain generally unchanged (Merck KGaA to assume a specified third party royalty obligation on behalf of Biomira (Note 15)). Similarly, the milestone payments to be made by Merck KGaA pursuant to the collaboration will remain essentially the same. The agreed upon royalty rate for the U.S. territory reflects the stage and promise of L‑BLP25.

Biomira will retain responsibility for manufacturing L‑BLP25, both for clinical trials and following any marketing approval. The existing arrangements for Canada remain in place with Biomira responsible for the Canadian territory.

Under the terms of the letter of intent, the parties have agreed to use commercially reasonable efforts to execute the amendments to the agreements governing the collaboration within 60-90 days of the effective date of January 26, 2006.

As a result of the signing of the letter of intent, Biomira will initially reduce its workforce by 14 employees at an estimated severance cost of approximately $1,121. These costs will be recorded in 2006. Once the transfer of the L‑BLP25 phase 3 clinical trial activities to Merck KGaA has been completed, the Company will be reorganizing to reflect the reduced activities previously associated with L‑BLP25.

BIOMIRA INC.
Notes to the Consolidated Financial Statements
Year ended December 31
(expressed in thousands of Canadian dollars, except share and per share amounts)

19.	SUBSEQUENT EVENTS (continued)

Equity Placements

In January 2006, Biomira completed a financing totaling U.S. $16.07 million, before issue costs, with Rodman & Renshaw, LLC of New York acting as exclusive placement agent. The Company issued 10,572,368 units, each consisting of one common share and 0.25 of a warrant, at an issue price of U.S. $1.52. Each warrant entitles the holder thereof to purchase one common share at an exercise price of U.S. $2.50. The warrants have a 42-month term, from the date of closing and a no-exercise period of six months. The financing closed at the end of January and was fully subscribed.

20.	COMPARATIVE FIGURES

Certain of the comparative figures for 2003 have been reclassified to conform to the current year’s presentation.

Corporate Information
Share Registrar and Transfer Agents
Computershare Investor Services Inc.
Suite 600, 530 - 8 Ave SW
Calgary AB T2P 3S8
Canada
Phone: 1-800-564-6253 (toll free North America)
Phone: 1-514-982-7555 (International)
Fax: 1-888-453-0330 (toll free North America)
Fax: 1-416-263-9394 (International)
E-Mail: service@computershare.com
Internet: http://www.computershare.com

Stock Listings and Symbols
Toronto Stock Exchange: BRA
Nasdaq National Market: BIOM

Biomira Company Contacts:

Edward Taylor	Bill Wickson
Vice President Finance & Chief Financial Officer	Manager, Public Relations
780-490-2806	780-490-2818
bwickson@biomira.com

U.S. Media Contact:	U.S. Investor Contact:
Jonathan Birt	John Capodanno
Financial Dynamics	Financial Dynamics
212-850-5634	212-850-5705
jbirt@fd-us.com	jcapodanno@fd-us.com

We invite you to visit our web site at www.biomira.com or call our investor relations department toll free at 1-877-234-0444 Ext. 241.

This release/report may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in such statements, a number of which are set forth under the Management Discussion and Analysis section above. All forward-looking statements in this release/report are expressly qualified in their entirety by this cautionary statement and by the section on Forward-Looking Statements under the Management Discussion and Analysis section.

BIOMIRA INC. 2011 - 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: March 9, 2006	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President, Finance & Administration and Chief Financial Officer